FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item

1	Recent Developments.

Item 1

YPF Sociedad Anónima

RECENT DEVELOPMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND AS OF SEPTEMBER 30, 2010

Our legal name is YPF Sociedad Anónima and we conduct our business under the commercial name “YPF”.  As used in this report filed on Form 6-K, “YPF,” “the company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled and jointly controlled companies or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” refers to YPF Sociedad Anónima only. “Repsol YPF” refers to Repsol YPF, S.A. and its consolidated companies, including YPF, unless otherwise specified.

We maintain our financial books and records and publish our financial statements in Argentine pesos. Throughout this report filed on Form 6-K references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars. Solely for the convenience of the reader, unless otherwise specified, peso amounts as of and for the nine-month period ended September 30, 2010 have been translated into U.S. dollars at the exchange rate published by the Argentine Central  Bank (Banco Central de la Republica Argentina) (the “Central Bank”) on September 30, 2010 of Ps. 3.96 to U.S.$1.00,  The exchange rate published by the Central Bank on November 24, 2010 was Ps.3.97 to U.S.$1.00.  The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate.  See “Annual Report on Form 20-F for the year ended December 31, 2009 ―Exchange Rates and Controls” for additional information.

Abbreviations:

“bbl”	Barrels.

“bcf”	Billion cubic feet.

“bcm”	Billion cubic meters.

“boe”	Barrels of oil equivalent.

“boe/d”	Barrels of oil equivalent per day.

“GWh”	Gigawatt hours.

“HP”	Horse Power.

“km”	Kilometers.

“km 2”	Square kilometers.

“liquids”	Crude oil, condensate and natural gas liquids.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“m”	Thousand.

“mbbl/d”	Thousand barrels per day.

“mcf”	Thousand cubic feet.

“mcm”	Thousand cubic meters.

“mboe/d”	Thousand barrels of oil equivalent per day.

“mm”	Million.

“mmbbl”	Million barrels.

“mmboe”	Million barrels of oil equivalent.

“mmboe/d”	Million barrels of oil equivalent per day.

“mmBtu”	Million British thermal units.

“mmcf”	Million cubic feet.

“mmcf/d”	Million cubic feet per day.

“mmcm/d”	Million cubic meters per day.

“mtn”	Thousand tons.

“MW”	Megawatts.

“psi”	Pound per square inch.

“WTI”	West Texas Intermediate.

ITEM 1. COMPANY OVERVIEW

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2009, we had consolidated net sales of Ps.34,320 million (U.S.$9,032 million) and consolidated net income of Ps.3,486 million (U.S.$917 million). Additionally, in the nine-month period ended September 30, 2010 we had consolidated net sales of  Ps.31,849 million (U.S.$8,043) and consolidated net income of Ps.4,580 million (U.S.$1,156 million).

Most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations.

Competitive Strengths

Largest producer, refiner and marketer of crude oil, natural gas and refined products in Argentina

Our upstream operations benefit from concessions providing access to 22% of the total proved crude oil reserves, excluding natural gas liquids, and 25% of total proved natural gas reserves, including natural gas liquids, in Argentina as of December 31, 2009, according to the Argentine Secretariat of Energy. In 2009, we had an attributable production share, which represents our share of the total production from the fields in which we have an interest, of approximately 39% of the total crude oil extracted, excluding natural gas liquids (more than the next four largest producers combined), and approximately 39% of total natural gas extracted, including natural gas liquids, in Argentina, according to the Argentine Secretariat of Energy.

Our downstream operations refine and distribute more refined products than any other company in Argentina. In 2009, we estimate that we had over 50% of the country’s refining capacity and distributed more diesel, gasoline, lubricants, asphalts and compressed natural gas than any other distributor. As of September 30, 2010, we had 1,624 YPF-branded service stations (including proprietary and franchised service stations), which we believe represented approximately 31% of the country’s service stations, and we had a market share of gasoline and diesel of 56.4%, according to analysis we made of the information provided by the Secretariat of Energy. We are one of the largest petrochemical producers in the Argentine market, offering a wide range of products, including aromatics and fertilizers, LAB, LAS, maleic anhydride, polybutenes, methanol and solvents.

Favorably positioned as an integrated player

We participate in all phases of the oil and gas value chain, including production, refining, marketing and distribution, with the potential to capture margin at all levels. In 2009 and 2008, our production represented approximately 78% and 83%, respectively, of the total crude oil processed by our refineries.

Substantial portfolio of operated oil and gas concessions

As of September 30, 2010, we held interests in 106 production concessions and exploration permits in Argentina, with 100% ownership interest in 57 of these. Many of our production concessions are among the most productive in Argentina, including concessions in the Neuquina and Golfo de San Jorge basins, which accounted for approximately 85% of our total production in 2009. Our concessions are not scheduled to expire until 2017 and  concessions representing approximately 50% of our proved reserves as of December 31, 2009 were extended prior to the date of this report filed on Form 6-K through 2026 and 2027 (see Note 5(c) to our condensed consolidated financial statements as of September 30, 2010). We have a portfolio of mature fields with geologic characteristics that are similar in many respects to those in other regions (such as those in the United States) which have been successfully rejuvenated through the use of advanced oil recovery technologies to increase field recovery factors. In addition, there is tight gas in place within our concession areas in Argentina.

A majority of our fields have been in operation for several years and, as a result, approximately 79% of our total proved reserves of 1,013 mmboe were categorized as developed as of September 30, 2010.

Extensive refining and logistics assets

We have extensive refining assets which we believe represent more than 50% of the country’s refining capacity, operating at high utilization rates. Our refining system has high complexity, giving us flexibility to shift some of our production resources toward higher value-added products. Our refining assets also benefit from large scale (our La Plata refinery is the largest in Argentina with a capacity of 189,000 bbl/d) and convenient location, and rank highly in terms of availability and maintenance.

We manage a large scale logistics network, consisting of 1,801 km of multi-product pipelines for the distribution of our refined products, connecting our two main refineries to our most important depots, of which we have 16 with a total storage capacity of approximately 1,023 thousand cubic meters. We also operate 53 airport facilities (40 of which are wholly-owned) with a total storage capacity of 24,000 cubic meters and 27 company-owned tanker trucks.

All of our refineries are connected to pipelines that we own or in which we have a significant stake. Oil is piped to our Luján de Cuyo refinery from Puerto Hernández by a 528 km pipeline and to our La Plata refinery from Puerto Rosales by another 585 km pipeline. We also have a 37% stake in Oleoductos del Valle S.A. (the company operating the oil pipeline from the Neuquina basin to Puerto Rosales).

Strong marketing brand

The “YPF” brand is widely recognized in the Argentine consumer market. Our 1,624 YPF-branded service stations are located throughout Argentina’s urban and suburban areas, and we have more than 1 million cardmembers in our marketing loyalty programs. We also leverage our marketing and branding power to sell industrial products, such as lubricants, for which we held a 37.4% market share as of September 30, 2010, according to our latest internal estimates.

Experienced management team and access to Repsol YPF expertise

We are led by a highly regarded and experienced team of professionals. Certain members of the senior management team have long tenures with us and significant experience in the Argentine energy sector.

We benefit from Repsol YPF’s experience and know-how in the upstream and downstream businesses. Repsol YPF is an integrated international oil and gas company with significant activity along the hydrocarbon product value chain. It holds one of the largest refining and marketing asset portfolios in Europe and owns significant refining and marketing assets in other Latin American countries, including a market-leading position in Peru. Repsol YPF conducts exploration and production activities in more than 30 countries and has developed its offshore expertise through its participation in offshore areas and assets in the Gulf of Mexico, Brazil and West Africa.

We have a research and development facility in La Plata, Argentina, that works in cooperation with Repsol YPF, to carry out research and development programs of mutual interest, including programs concerning prospects for new opportunities arising out of the long term evolution of the primary technologies used within the energy sector. These include bioengineering, future combustion engines, electric transport, the use of hydrogen as an energy carrier, renewable energy and the capture and storage of CO2. These studies allow us and Repsol YPF to develop new capabilities and plan our future activities.

Business Strategy

As the largest integrated oil and gas company in Argentina, we seek to improve margins and to maximize profitability through the most efficient utilization of resources and assets along our entire value chain. Our key strategies are the following:

Upstream

Improve our field recovery factors. In 2006, we developed a new integrated strategy, aimed at rejuvenating mature fields through the use of advanced technologies. This strategy, which we began to implement in 2007, seeks to increase recovery factors in our mature fields through infill drilling and secondary and tertiary recovery, and is subject to prevailing economic and regulatory conditions. Many of the technologies to be implemented through this strategy have been successfully employed in large mature basins, such as those in the United States, although no assurances can be given that we will achieve recovery factors resembling those achieved in the United States. This strategy, along with certain initiatives undertaken by our exploration and production business unit aimed at achieving a comprehensive operational improvement, such as improving well productivity through better water management and an improved maintenance of facilities and optimizing the fracturing process, have generated positive results. During 2009, we incorporated new proved reserves of 85 million boe through extensions, discoveries, improved recovery and revisions of previous estimates. As of September 30, 2009, approximately 21% of our proved reserves as of such date had been audited by external auditors.

Improve the operational efficiency of our exploration and production. Our exploration and production business unit is carrying out a comprehensive operational improvement and cost reduction program with over 100 initiatives that we expect to continue having a positive impact on our business. These include initiatives described above seeking to improve well productivity through better water management, enhancing facilities maintenance, optimizing the fracturing process and reducing energy costs, among others.

Invest in onshore and offshore exploration in Argentina. Onshore, we plan to continue carrying out the recently started targeted exploration for conventional and unconventional resources. For example, we intend to access new onshore exploratory properties in under-explored areas within currently producing basins. To support this initiative, in 2007 we began to add new drilling and fracturing equipment and hired additional technical personnel. We have entered into agreements with Energía Argentina S.A. (“ENARSA”), the state-owned energy company, and other companies, for the joint exploration of Argentine offshore properties, which we believe positions us well to explore potentially lucrative offshore areas in Argentina. Offshore acreage is largely unexplored in Argentina and constitutes the largest area for green field developments in the country, and we intend to actively participate in the tender process for new offshore properties in Argentina.

Additionally, we have also successfully participated in the bidding process to start exploration offshore activities in a sea platform in Uruguay. This project will be developed in two distinct areas (one of which will be operated by us) in association with a subsidiary of Petrobras and Galp Energia SGPS, SA. Our involvement in both concessions is part of the strategic partnership for exploration in the South Atlantic between YPF and Petrobras.

Optimize value of non-core fields. We are seeking to optimize our portfolio of exploration and production assets through active management of various non-core fields, including through potential associations with smaller operators in certain fields in order to improve their operational effectiveness.

Downstream

Continue to improve production and cost efficiencies in downstream businesses. We are seeking to optimize our refining assets to increase their capacity (through de-bottlenecking and revamping of equipment), further improve their flexibility to shift capacity among certain categories of products, adapt our refineries to new low-sulfur regulations and develop our logistics network and assets to meet the continued growth in demand we expect. In addition, we continue to implement various cost reduction programs throughout our refining and logistics assets (including internal consumption reduction and centralized purchasing), marketing network (including back-office integration, loyalty program reductions and selective expansion of our company-owned and operated service station network while continuing to eliminate dealer-operated service stations with lower operating efficiency) and chemical division (including the reduction of maintenance-related production stoppages).

Maximize the production and sale of high value-added products. We intend to maximize the production and sale of those of our products that offer better returns and also to gradually introduce top-of-the-line products to the market. For example, we have recently started to sell high value-added gasoline and diesel containing bioadditives at our service stations. In addition, the introduction of these products is consistent with Argentine regulations that require a minimum biological content in these products for the year 2010.

Additionally we continue with the construction of the Continuous Catalytic Reformer Plant (CCR) that will involve an estimated investment of over U.S.$ 340 million. This plant, which we anticipate could begin operations during 2012, will use state-of-the art technology for chemical processes for reforming of naphtha based on catalysts, which will involve improvements in productivity, safety and environmental care. The plant is expected to produce approximately 200,000 tons of aromatic compounds that can be used as octane enhancers for automobile gasoline. Additionally, plant is expected to produce approximately 15,000 tons of hydrogen that will improve the process of hydrogenation of fuels to increase quality and reduce its sulfur content, further reducing the environmental impact of internal combustion engines.

In addition to the investment mentioned in the preceding paragraph, we have started a new project that we estimate will involve approximately U.S.$ 670 million to further improve the quality of gasoline and diesel produced by our refineries in La Plata and Lujan de Cuyo, located in the province of Buenos Aires and in the province of Mendoza, respectively, including investments to optimize energy use and increase the power reliability and capacity of the respective plants. This project is expected to be completed during the next three years.

Increase value creation from petrochemicals. As mentioned above, our chemicals business unit will carry out a significant upgrade of its aromatics plant by migrating to state-of-the-art technology. We believe our investments will facilitate the integration with our refining and marketing business unit through a significant increase in aromatics production, much of which will be used by our refining and marketing business unit to increase gasoline octane levels and to produce hydrogen to improve refining plant productivity.

Recent Regulatory Developments

On August 17, 2010, the Argentine Secretariat of Domestic Commerce issued Resolution No. 295/2010, imposing that the trade price of liquid fuels should be leveled back to those prices existing on July 31, 2010. This Resolution has been successfully challenged by another company.

On October 4, 2010, the Official Gazette published National Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) Resolution No. 1410/2010, which  approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” setting new rules for natural gas dispatch applicable to all participants in the gas industry and imposing the following new and more severe priority demand gas restrictions on producers:

•
Distributors remain able to solicit all the gas necessary to cover the priority demand despite such gas volumes’ exceeding those that the Argentine Secretariat of Energy would have allocated by virtue of the agreement 2007-2011 ratified by the Resolution No. 599/07. See “Item 4 —Information on the Company —Exploration and Production —Delivery Commitments” in our 2009 20-F.

•
Producers are obligated to confirm all the natural gas requested by distributors in respect of the priority demand. The producers’ portion of such volumes follow the allocation criterion established by the Resolution No. 599/07.  We cannot predict the amount of the estimated domestic demand that a producer may be required to satisfy regardless of whether such producer signed the Agreement 2007-2011.

•	Once the priority demand has been satisfied, the remaining demands are fulfilled with exports last in order of priority.

•
In the event a producer is unable to meet the requested demand, transporters are responsible for redirecting gas until a distributor’s gas demand is met. The gas deficiency is either (i) deducted from the producer suffering the deficiency if it is able to meet the demands of its other clients in the same basin or (ii) recuperated from the remainder of the gas producers in the event the deficient producer is not able to serve any of its clients in the same basin.

As a result, this regime imposes a jointly liable supply obligation on all producers in the event any producer experiences a gas supply deficiency.

Other Recent Developments

On November 5, 2010, Santiago Carnero resigned from our Board of Directors.  On August 4, 2010, Teodoro Marco, our Director of Industrial Subsidiaries, was appointed to serve on our Disclosure Committee.

In November 2010, we paid dividends in the amount of Ps. 2,281 million.

YPF  is a limited liability company (sociedad anónima), incorporated under the laws of the Republic of Argentina (“Argentina”) for an unlimited term. Our address is Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina and our telephone number is (011-54-11) 5441-2000.

ITEM 2.	SELECTED FINANCIAL AND OPERATING DATA

The following tables present our selected financial and operating data. You should read this information in conjunction with our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on June 29, 2010 (the “2009 20-F”), our unaudited condensed consolidated financial statements as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009, included as Item 6, and their respective notes, as well as the information under “Update of Management’s Discussion and Analysis of Financial Condition and Results of Operations” included as Item 3 in this report. Results for the nine-month period ended September 30, 2010 are not necessarily indicative of results to be expected for the full year 2010 or any other period.

The financial data as of December 31, 2009, 2008 and 2007 and for the years then ended are derived from our audited consolidated financial statements included in our 2009 20-F (the “Audited Consolidated Financial Statements”). The financial data as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 are derived from our condensed consolidated financial statements as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009, included as Item 6 in this report (the “Unaudited Interim Financial Statements”). The Unaudited Interim Financial Statements reflect all adjustments which, in the opinion of our management, are necessary to present the financial statements for such periods on a consistent basis with the Audited Consolidated Financial Statements. Our Unaudited Interim Financial Statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Note 13 to our Audited Consolidated Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us.

In this report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the nine-month period ended  September 30, 2010 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank ( Banco Central de la República Argentina, or the “Central Bank”) on September 30, 2010 of Ps.3.96 to U.S. $1.00, unless otherwise specified. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates” in our 2009 20-F.

Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for the Nine-Month Period Ended September 30,
	2010	2010	2009
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	8,043	31,849	24,648
Gross profit	2,773	10,983	7,952
Administrative expenses	(256)	(1,015)	(776)
Selling expenses	(551)	(2,182)	(1,790)
Exploration expenses	(45)	(178)	(422)
Operating income	1,921	7,608	4,964
Income (loss) on long-term investments	17	67	(5)
Other expense, net	(6)	(23)	(17)
Interest expenses	(168)	(664)	(714)
Other financial income (expense) and holding (losses) gains, net	83	330	(591)
Income before income tax	1,847	7,318	3,637
Income tax	(691)	(2,738)	(1,567)
Net income	1,156	4,580	2,070
Earnings per share and per ADS(4)	2.94	11.64	5.26
Dividends per share and per ADS(4) (in pesos)	n.a.	5.50	6.30

Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	1.42	1.69

Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	1,039	4,114	3,648
Cash used in fixed asset acquisitions	1,413	5,597	3,640
Current liquidity (Current assets divided by current liabilities)	n.a.	0.93	0.938
Solvency (Net worth divided by total liabilities)	n.a.	0.885	1.039
Capital Immobilization (Non-current assets divided by total assets)	n.a.	0.683	0.744
Non-GAAP
EBITDA(6)	3,033	12,009	7,930
EBITDA margin(7)	n.a.	38%	32%

	As of September 30, 2010
	(in millions of U.S.$)	(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	99	392
Working capital	(272)	(1,079)
Total assets	11,451	45,346
Total debt(8)	1,869	7,400
Shareholders’ equity(9)	5,377	21,293

(1)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for inflation adjustment into constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003. See Note 1 to the Unaudited Interim Financial Statements.

(2)
Includes Ps.1,117 million for the nine-month period ended September 30, 2010 and Ps.1,029 million for the nine-month period ended September 30, 2009 corresponding to the proportional consolidation of the net sales of investees jointly controlled by us and third parties.

(3)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Unaudited Interim Financial Statements.

(4)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D Share. There were no differences between basic and diluted earnings per share and ADS for any of the periods disclosed.

(5)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(7)	EBITDA margin is calculated by dividing EBITDA by our net sales.

(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.1,348 million as of September 30, 2010 and short-term debt of Ps. 6,052 million.

(9)
Our subscribed capital as of September 30, 2010 was represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not a measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Nine-Month Period Ended September 30,
	2010	2009
	(in millions of pesos)
Net income	4,580	2,070
Interest gains on assets	(87)	(69)
Interest losses on liabilities	664	714
Depreciation of fixed assets	4,114	3,648
Income tax	2,738	1,567
EBITDA	12,009	7,930

Production and other operating data

The following tables present certain of our production and other operating data as of or for the nine-month period indicated.

	As of and for the Nine-Month Period Ended September 30,
	2010	2009
Average daily production for the period
Oil (mbbl)(1)	298	305
Gas (mmcf)	1,373	1,536
Total (mboe)	550	579
Refining capacity
Capacity (mbbl/d)(2)	320	320

(1)	Including natural gas liquids (NGL).
(2)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

ITEM 3.	UPDATE OF SELECTED INFORMATION ON THE COMPANY

  Exploration and Production

Principal properties

Argentine properties

Argentina is the largest gas and fourth largest oil producing nation in Latin America according to the 2009 edition of BP Statistical Review of World Energy, published in June 2010 (the “BP Statistical Report”). Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. A total of 23 sedimentary basins have been identified in the country. Six of these are combined onshore/offshore and three are entirely offshore. Argentina’s total onshore acreage is composed of approximately 421 million acres, and total offshore acreage consists of 176 million acres on the South Atlantic shelf within the 200-meter depth line. A substantial portion of the country’s estimated 571 million acres in sedimentary basins has yet to be evaluated by exploratory drilling. Commercial production is concentrated in five basins: Neuquina, Cuyana and Golfo San Jorge in central Argentina, Austral in southern Argentina (which includes onshore and offshore fields), and the Noroeste basin in northern Argentina. The Neuquina and Golfo San Jorge basins are the most significant basins for our activities in Argentina.

As of September 30, 2010, YPF held 106 production concessions and exploration permits in Argentina. YPF directly operates 73 of them, including 61 production concessions and 12 exploration permits.

As of September 30, 2010, YPF held 15 exploration permits in Argentina, 10 of which are onshore exploration permits and 5 of which are offshore exploration permits. YPF has 100% ownership of 3 onshore permits, and its participating interests in the rest vary between 50% and 70%. YPF’s interests in the offshore permits vary between 30% and 35%.

As of September 30, 2010, YPF had 91 production concessions in Argentina. YPF has a 100% ownership interest in 54 production concessions, and its participating interests in the remaining 37 production concessions vary between 12.2% and 98%.  Our production declines in recent periods are attributable mainly to the continuing maturity of our fields, although work stoppages and pipeline issues have on occasion also contributed to production declines and capital project delays.  During the first nine months of 2010, a series of labor and community conflicts resulted in lost production of approximately 615 kboe in areas we operate.

Joint ventures and contractual arrangements in Argentina.

We participate in 15 exploration and 25 production joint ventures and contractual arrangements (18 of them not operated by YPF) in Argentina. Our interests in these joint ventures and contractual arrangements range from 12.2% to 98%, and our obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of these joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and production joint ventures in which we participate, see Note 6 to the Audited Consolidated Financial Statements. We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts.

International properties

As of September 30, 2010, we had mineral rights in 63 blocks in the United States, comprised of 58 exploratory blocks, with a net surface area of 857 square kilometers and five development blocks, with a net surface area of 17 square kilometers. Our U.S. subsidiaries’ net proved reserves in the United States as of December 31, 2009 were 1.4 mmboe. Our U.S. subsidiaries’ net petroleum production in the United States for 2009 was 1.0 mmboe.

The Neptune Field is located approximately 120 miles from the Louisiana coast within the deepwater region of the Central Gulf of Mexico. The unitized field area comprises Atwater Valley Blocks 573, 574, 575, 617 and 618. Our indirect subsidiary, Maxus U.S. Exploration Company, has a 15% working interest in the field. The other joint venture participants are BHP Billiton (35%), Marathon Oil Corp. (30%) and Woodside Petroleum Ltd (20%). BHP Billiton is the operator of the Neptune Field and the associated production facilities. The Neptune reserves are being produced using a standalone, tension leg platform (TLP) located in Green Canyon Block 613 within 4,230 feet of water. Production began on July 8, 2008. The platform supports seven sub-sea development wells which are tied back to the TLP via a subsea gathering system.

In 2009, YPF Holdings Inc. (“YPF Holdings”) participated in the drilling of the Northwood exploration prospect in the Gulf of Mexico with a net interest of 3.5%. YPF Holdings’ total net investment was U.S.$11 million. No reserves were found.

In addition, YPF Holdings has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material, except for commitments related to the Neptune Project located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618.

Additionally, as of September 30, 2010, we held through YPF Guyana Ltd, a wholly-owned subsidiary of YPF International, S.A., aparticipating interest of 30% in a petroleum prospecting license (the “Petroleum Prospecting License”) and a petroleum agreement (the “Petroleum Agreement”) in Guyana, with a surface exploratory area attributable to our working interest of 2,520 square kilometers, which represents approximately 622.7 thousand undeveloped acres. The Guyana government renewed the Petroleum Prospecting License on November 25, 2009 for three years. In accordance with the Petroleum Agreement, the start of a new renewal period resulted in a relinquishment of 930 square kilometers (according to our 30% interest) of the Georgetown exploration block (offshore Guyana), as well as the drilling of an exploratory well that must commence before May 25, 2011.

The main exploration activities performed during 2009 were the acquisition and primary processing of 3D seismic data for 1,850 square kilometers. Additionally, the seismic data was re-processed using pre-stack depth migration. Regional and detailed geological studies and field and well data were analyzed to assess the potential of the Georgetown block. These studies led to the definition of the Jaguar 1 prospect, considered the main exploration target of the block.

As of September 30, 2010, the Georgetown block consortium agreed on the location of the exploration Jaguar-1 well, with a total depth of 21,450 ft. The Georgetown block consortium agreed to contract a Jackup drilling rig (Atwood Beacon, from Atwood Oceanics), and upgrade it for a high pressure/high temperature well. The engineering well design was completed, and the long lead items (well head, special tubular material, etc.) had already been ordered. The total estimated cost of the exploratory well is approximately U.S.$ 110 million (of which YPF Guyana Ltd. holds an approximate U.S.$ 33.2 million working interest). The well is planned to be spud in March 2011 and it is expected to take approximately 180 days to complete the entire operation, including hydrocarbon appraisal, plug and abandonment.

Our operations in the United States, through YPF Holdings, are subject to certain environmental claims. See “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States” in our 2009 20-F.

Exploratory and development activities

Drilling and other activities in Argentina

Our project portfolio, updated in May 2010, included more than 1,400 projects to develop proved, probable and possible reserves, in addition to exploration and development resources, all focused mainly on crude oil and the measuring of unconventional gas in the Neuquina basin.  The financial viability of these investments and reserves recovery efforts, however, will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.   Our technical staff is fully engaged in activities to mitigate the decline in reserves and production through near-field exploration, field delineation, infill drilling, and increased water injection aimed at improving recovery factors in producing assets. These efforts are guided by subsurface modeling conducted by in-house multidisciplinary teams.

During the past three years our main exploratory activities in Argentina have had the following principal focuses:

Offshore:

•
Shallow water. In October 2008, YPF initiated a shallow water drilling campaign using the Ocean Scepter Jack Up. The first exploratory well, Aurora x-1, was drilled between October and December 2008 in the GSJM-1 block (operated by us and in which we have a 67.0% working interest and Petrobras Energía S.A. (“PESA”) has a 33.0% working interest). Between February and July 2009, three more wells were drilled in the GSJM-1 block: Elizabeth x-1, Alicia x-1 and Silvia x-1. Although all these wells recovered hydrocarbons, they were abandoned as subcommercial discoveries. During 2009, YPF also drilled wells Helix x-1, x-2 and x-3 in block E2 (operated by ENAP Sipetrol with a 33.0% working interest) and in which YPF and ENARSA each have a 33.0% working interest). All three wells were abandoned as dry holes. After the results of this drilling campaign, it was decided to relinquish GSJM-1 Block and part of E2 Block, and YPF is re-evaluating the remaining area, looking for new exploratory wells opportunities.

•	Deep water. YPF currently operates four blocks:

-
CAA-40 and CAA-46, where YPF holds a 33.5% working interest, Pan American Energy a 33.5 % and Petrobras Argentina 33.0%, located in Malvinas Basin (Argentina), and which is currently at a well planning stage (water depth 500 meters).

-
E-1 (where YPF holds a 35% working interest, ENARSA 35%, Petrobras Argentina 25%, and Petrouruguay 5%) in Colorado Basin (Argentina), where the well planning is in an initial stage (water depth 1,500 meters).

-	Área 3 in Punta del Este Basin (Uruguay),where YPF holds a 40% working interest, Petrobras Uruguay 40%, and Galp 20% and for which exploration has not begun.

YPF has also a 30% working interest in the block E-3 located in Colorado basin (where Petrobras Argentina, the operator, holds a 35% working interest, and ENARSA 35%) and a 40% working interest in the block Área 4 located in Punta Del Este basin (where Petrobras Uruguay, the operator, holds a 40% working interest, and GALP 20%).

Onshore: YPF continued its near-field exploration activity in its concession blocks, explored for deep gas in the Noroeste and Neuquina basins and during 2010 embarked on six new exploratory fronts:

•
Shale gas. The Shale Gas Project activity was started at the end of 2009 with the PSG x-2 well in the Loma La Lata Block. This exploratory well is producing oil from the Quintuco formation but it did not reach Vaca Muerta shale gas due to drilling problems. One well, LLLK.x-1 (Loma La Lata Karst.x-1 in LLL block),  has been drilled, completed and resulted dry in Lower Quintuco formation, the main objective, so it was deepened to the shale gas objective. Another well in Vaca Muerta, LLL-479 (Loma La Lata-479 in the same block), has been drilled and, similar to LLLK.x-1, resulted dry in Quintuco formation, so it was deepened to the shale gas unit. A horizontal well is scheduled to be drilled at the Loma La Lata block.

•
Shale oil. The first shale oil well ever drilled in Argentina (SOil.x-1 in the Loma Campana Block) was started in October 2010 and is expected to be completed in 2011. This well is the first of a three-well project in this block which includes two vertical wells and a horizontal well. The objective of this project is to prove the productivity of the source rock Vaca Muerta as a liquid hydrocarbon non-conventional reservoir, using state-of-the-art technology such as microseismic and massive hydraulic stimulation.

•
Quintuco formation. YPF continued with the new exploratory techniques developed for this traditional reservoir (Quintuco formation carbonates). During 2010, four discovery wells were drilled (PSG.x-2, La Caverna x-5, Los Gusanos x-1 and Los Gusanos x-2). PSG x-2 was a shale gas project, located in Loma La Lata block. La Caverna x-5 (in which we have a 54.54% working interest) is located in the Bandurria block and is operated by us. Los Gusanos x-1 and Los Gusanos x-2 (in which we have a 100% working interest) are located in the Loma La Lata block. Currently, the well Los Gusanos.x-2 is being tested. During 2010, YPF drilled one dry well (La Caverna x-3) located in the Bandurria block.  During 2011, YPF plans to continue with this program with five additional wells.

•
Liásico Inferior. We have launched a new exploratory campaign in mature blocks. As a result of this campaign, we are shooting 55 km of 2D seismic in Valle del Rio Grande Block, where we have a 100% working interest.

•
Ramos xp-1012. During 2009, the UTE Ramos (operated by Pluspetrol Energy) completed the drilling stage reaching final total depth of 5826m. During 2010, Tarija and Tupambi formations were evaluated in the lower block. We are currently evaluating the exploration targets in Santa Rosa formation.  YPF holds a 42% working interest in this project.

•
Frontier areas. 386 square kilometers of 3D seismic are being shot by YPF in Los Tordillos Oeste Block, Mendoza, where Occidental Argentina Exploration and Production, Inc. is our partner with a 50% working interest. Two wells will be spud between the end of 2010 and the first quarter of 2011 in Tamberías Block (San Juan Province) and Gan Gan Block (Chubut Province).  Wintershall is our partner in Chubut. The second exploration period in Bolson del Oeste Block (La Rioja Province) has been requested in November 2010, and the commitments for this new period are to record 200 km of 2D seismic and to drill one well. Additionally, in Rio Barrancas Block, we finalized the drilling of the well Quebrada Butaco.x-1, which was dry, at a final depth of 2374m.  A total of 3,100 km of seismic (terrestrial gravity and magnetometry) were acquired. In December 2009, YPF invited the provincial governments to take part in “Plan Exploratorio Argentina.”  The objective of this program is to complete a national survey of all exploration opportunities available, especially in non-traditional basins.  At the date of this report, twelve provinces have signed agreements with YPF.

During 2010, YPF completed ten exploratory wells in Argentina, all of them in the Neuquina basin. Five out of the ten wells were discoveries.

During 2010, in Loma la Lata Field, facilities improvement and oil and gas production optimization continued (Primary separation Units interconnection to Low Pressure Gas Pipeline). In the case of the Sixth Stage Low Pressure Compression Project at the Loma La Lata natural gas field, gas production and wellhead pressure were above the initial forecast so new reservoir and facilities simulations were made during this year in order to continue optimization of compression and surface facilities in 2011.

During the last two years and particularly 2010, we implemented an evaluation program within the El Medanito oilfield (100% owned by YPF) in order to assess the remaining potential of the field that had included the drilling of 32 wells (to perform an infill waterflooding pilot) and 57 delineation wells within the southern zone. The results to date support the expected value estimated in previous studies behind the re-development of the asset with an infill drilling strategy and an efficient second generation and extensive waterflooding. In 2011, we plan to start the massive re-development of the field and to continue with another evaluation pilot.

Manantiales Behr area development is an integral development project with a portfolio of 50 projects “Manantiales Behr”, which involves El Alba, La Carolina, Grimbeek and Sur Manantiales projects. Currently, the area has 653 wells drilled in oil production and 12 wells in production of gas. During 2010 and distributed through various projects, 135 wells have been drilled and 18 additional wells are planned with a total estimated investment of US$ 187 million for this year. The overall target of this new project is to obtain a comprehensive development of new areas, with the possibility of progressing to construction of new wells, implementing new enhanced oil recovery projects and supporting the development with the relevant surface facilities. Among the projects that have the greatest potential for development are: Grimbeek, El Alba and La Carolina, a pilot polymer injection project in Grimbeek II, the implementation of a proposed injection of surfactants in Sur Manantiales Behr and additional projects arising from the potential for infill drilling detected in some areas.  The development group has a team of 18 professionals including geologists, geophysicists, engineers, petrophysical, technical and team leader.

Non-operated areas

In block CNQ7A, operated by Pluspetrol Energy S.A. (“Pluspetrol”), in which we have a 50% working interest, the delineation of the El Corcobo Norte, Jagüel Casa de Piedra, Cerro Huanunl Sur and Puesto Pinto Reservoirs has been completed and the development of those reservoirs has begun. Steam and water injection pilot projects in Cerro Huanunl Sur have ended with better results for the water injection recovery method than the steam injection project.

On September 8, 2010, there was a fire at the platform site AM-2, Magallanes field, operated by Sipetrol and located offshore off the Strait of Magellan. There was no environmental damage or serious injuries. As a consequence of the loss, the field is out of production until conditions return to normal operation in the damaged platform, which is expected to be partially achieved by the end of 2010, and completely normalized through the first half of 2011. The deferred production is 900 m3/d of oil and 2.1 MMm3/d of gas (gross value).

In the Tierra del Fuego area, operated by Apache Corp, where YPF holds a 30% working interest, some brownfield exploration activity was performed. The 3D seismic interpretation supplied tools to generate many drilling projects, mainly in the block southern area. During 2010, the Bajo Guadaloso, Entre Lagos and Bodega projects in the Los Chorrillos reserve area were performed with success in Bajo Guadaloso and Entre Lagos. The operator’s strategy is to continue with exploration activity in small geological structures in Los Chorrillos and to start other exploration in the southernmost extreme called Uribe section.

Natural gas supply contracts

The Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas under their contracts. YPF’S principal supply contracts are briefly described below.

We are currently committed to supply a daily quantity of 125 mmcf/d to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under three 20-year agreements entered into in 1997, 1999 and 2005). Pursuant to instructions from the Argentine government, deliveries were interrupted from 2007.

We have a 17-year contract (entered into in 1999 and subsequently modified) to supply 47 mmcf/d of natural gas to the Termoandes power plant located in Salta, Argentina. The natural gas comes from the Noroeste basin. This power plant provides power to a high voltage line running from Salta to Región II in Chile. Currently we are negotiating a reduction of the term of the contract.

We currently have several supply contracts with Chilean electricity producers (through the Gas Andes pipeline linking Mendoza, Argentina to Santiago, Chile, which has a transportation capacity of 353 mmcf/d (designed capacity with compression plants)), including a 15-year contract (signed in 1998) to provide 63 mmcf/d to the San Isidro Electricity Company (Endesa) in Quillota, Chile (all of this plant’s natural gas needs), a 15-year contract (signed in 1999) to supply 20% of the natural gas requirements of the electricity company, Colbun (approximately 11 mmcf/d); and a 15-year contract (signed in 2003) to supply 35 mmcf/d to Gas Valpo, a distributor of natural gas in Chile. We also have a 21-year contract (entered into in 1999) to deliver 93 mmcf/d of natural gas to a Chilean distribution company that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d) connecting Loma La Lata (Neuquén, Argentina) with Chile. Finally, in Chile we also have natural gas supply contracts with certain thermal power plants in northern Chile utilizing two natural gas pipelines (with a carrying capacity of 300 mmcf/d each) connecting Salta, Argentina, to Northern Chile (Región II).

In Brazil, we had entered into a 20-year supply contract (signed in 2000) to provide 99 mmcf/d of natural gas to the thermal power plant of AES Uruguaiana Empreendimentos S.A. (AESU) through a pipeline linking Aldea Brasilera, Argentina, to Uruguayana, Brazil (with a capacity of 560 mmcf/d). See “Item 5. Update of Legal Proceedings—Argentina—Reserved, probable contingencies—Alleged defaults under natural gas supply contracts” and “Item 5. Update of Legal Proceedings—Argentina—Non-reserved, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

At the moment, YPF and Sulgás are in arbitration according to the Rules of Arbitration and Conciliation of the International Chamber of Commerce (ICC).

Because of certain restrictions imposed by the Argentine government (see “—The Argentine natural gas market,” below), we could not meet our export commitments and were forced to declare force majeure under our natural gas export sales agreements, although certain counterparties have rejected our position. See ( “Item 5. Update of Legal Proceedings.”). As a result of actions taken by the Argentine authorities, through measures described in greater detail under “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas” in our 2009 20-F, we have been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits as shown in the chart below:

Year	Maximum Contracted Volumes (MCV)(1)	Restricted Volumes(2)	Percentage of Restricted Volumes vs. MCV
	(mmcm)	(mmcm)
2007	5,979.1	3,682.0	61.6%
2008	5,995.5	4,460.8	74.4%
2009	5,920.0	2,835.5	47.9%
January to September 2010	4,577.7	2,823.4	61.7%
(1)	Reflects the maximum quantities committed under our natural gas export contracts. Includes all of our natural gas export contracts pursuant to which natural gas is exported to Chile and Brazil.
(2)	Reflects the volume of contracted quantities of natural gas for export that were not delivered.

The Argentine natural gas market

We estimate (based on preliminary reports of amounts delivered by transport companies) that natural gas consumption in Argentina totaled approximately 1,551 bcf in 2009 (approximately 1,178 bcf in the nine-month period ended September 30, 2010). We estimate that the number of users connected to distribution systems throughout Argentina amounted to approximately 7.4 million as of December 31, 2009 (approximately 7.5 million as of September 30, 2010). The average annual domestic consumption of natural gas has grown significantly over recent years up to 2009, driven by economic growth and low domestic price that commenced in 2002 following the currency devaluation.

In 2009, we sold approximately 32% of our natural gas to local residential distribution companies (approximately 50 % in the nine-month period ended September 30, 2010), approximately 64% to industrial users (including Mega and Profertil) and power plants (approximately 48 % in the nine-month period ended September 30, 2010), and approximately 4% in exports to foreign markets (principally Chile) (approximately 2% in the nine-month period ended September 30, 2010). Sales for the nine-month period ended September 30, 2010 are affected by increased consumption by residential consumers during winter months (June –August).  During 2009, approximately 75% of our natural gas sales were produced in the Neuquina basin (approximately 75% in the nine-month period ended September 30, 2010). During the nine-month period ended September 30, 2010, our domestic natural gas sales volumes were 15% less than those in the same period in 2009, primarily because we reduced the resale of natural gas purchased from Bolivia.

 On October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010, which approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” setting new rules for natural gas dispatch applicable to all participants in the gas industry, imposing new and more severe restrictions to gas availability of producers. See “Item 1. Company Overview—Recent Regulatory Developments” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas” in our 2009 20-F.

Argentine natural gas supplies

Most of our proved natural gas reserves in Argentina are situated in the Neuquina basin (approximately 77% as of December 31, 2009), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since privatization, local pipeline companies have added capacity, improving their ability to satisfy peak-day winter demand but no assurances can be given that this additional capacity will be sufficient to meet demand.

In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Argentine government has entered into gas import agreements. The Framework Agreement between the Bolivian and the Argentine governments (executed on June 29, 2006) provides for natural gas imports from Bolivia to Argentina to be managed by ENARSA.  In May 2010, we accepted the offer made by ENARSA for the sale to us of a minimum amount of 2.5 mmcm/d of natural gas obtained by ENARSA from the Republic of Bolivia through May 1, 2011.

YPF provides regasification services to ENARSA. YPF has executed a Charter Party Agreement to provide and operate a regasification vessel, which is moored at the Bahía Blanca Port facilities. Using the vessel for the conversion of liquefied natural gas (LNG) into its gaseous state (which allows for the supply of up to 8 additional mmcm/d of natural gas), a volume of approximately 780 mmcm of natural gas has been injected into the pipeline linking to the national network, most of which was supplied during the peak demand period. The contractual regasification period (originally ending at the end of October 2009) has been extended pursuant to an Extension Agreement entered into by YPF and ENARSA (at the request of ENARSA) to secure the supply of natural gas to the domestic market over the time period starting on November 1, 2009 and ending on April 30, 2010.   In accordance with the Extension Agreement, the 2010 regasification season began on May 1 and ended on October 30. During October, the contract that YPF signed with Excelerate Energy SRL, Excelerate Energy LP and ENARSA was extended, with the objective of continuing to give services of regasification from November 1 until April 30, 2011.The current success of the Bahía Blanca project in addition to the continued growth of the domestic demand encourages YPF and ENARSA to further analyze new alternatives to consolidate the position of LNG in the Argentina energy matrix.

Natural gas transportation and storage capacity

Decree No. 180/2004 created two trust funds to help finance an expansion of the North Pipeline operated by Transportadora Gas del Norte S.A. (TGN), whose capacity increased by 1.8 mmcm/d (63.6 mmcf/d) in 2005, and an expansion of the San Martín Pipeline operated by Transportadora Gas del Sur S.A. (TGS), whose capacity increased by 2.9 mmcm/d (102.4 mmcf/d) in 2005. Both expansions are currently operating. In 2008, there was an additional expansion of approximately 67 mmcf/d in the pipelines operated by TGS, and additional works were completed in 2009. Additionally, during 2010, a new expansion of the San Martín pipeline (located in the Strait of Magellan and connected to compression plants in the mainland) with an increase in capacity of 5 mmcm/d (176.6 mmcf/d) was completed and is currently in operation.

Other investments and activities

Natural gas distribution

We currently hold through our subsidiary YPF Inversora Energética S.A. (“YPF Inversora Energética”) a 45.33% stake in Gas Argentino S.A. (“GASA”), which in turn holds a 70% stake in Metrogas S.A. (“Metrogas”), which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2009, Metrogas distributed approximately 23.6 mmcm of natural gas per day to 2 million customers in comparison with approximately 22.9 mmcm of natural gas per day distributed to 2 million customers in 2008.

The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on its entire financial debt. From then on, Metrogas’ management has focused on an efficient and rational use of its cash flow in order to be able to comply with all of the legal requirements agreed with the Argentine government with respect to its services. After negotiating a restructuring of the outstanding debt with its creditors, GASA reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement, or “MRA”) with its creditors, by which they would exchange debt for equity in GASA and/or Metrogas. After this exchange was completed, YPF Inversora Energética would hold a 31.7% stake in GASA. The MRA was presented to the Argentine National Antitrust Protection Board (Comisión Nacional de Defensa de la Competencia or “CNDC”) and the ENARGAS) and was subject to their approval as a condition precedent to the closing of the MRA. The MRA included a creditors’ option to terminate the agreement if the closing of the debt restructuring had not occurred by December 7, 2006. The MRA obtained ENARGAS’ approval but the CNDC’s approval was pending. On May 15, 2008, certain holders of the bonds communicated to YPF Inversora Energética that they were terminating the MRA. After the termination of the MRA, three different entities claiming to be holders of GASA bonds commenced four different judicial proceedings against GASA aiming to collect a total of US$ 46 million, including interest and fees, and one of them, Coolbrand LLC, started a separate proceeding (“Coolbrand c/Gasa s/acción subrogatoria”). On May 11, 2009, GASA was notified of a bankruptcy petition brought by Continental Energy Investment LLC. On May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was approved on June 8, 2009. On June 12, 2009, an official receiver was nominated. The period to verify credits ended on October 7, 2009, and on October 22, 2009, GASA filed its comments to such presentations. On November 19, 2009, the official receiver issued its report advising that the credits should be admitted. On February 10, 2010 the judge declared all the credits verified but for one presented by one of GASA’s advisors. GASA now has an exclusivity period to negotiate with the verified creditors. On March 12, 2010, GASA filed motions for review (“incidentes de revisión”) of credits verified by Coolbrand LLC, Amanda Venture, Latam Energy and Continental Energy. The filing of these motions does not suspend the voluntary reorganization petition. The judge established August 10, 2010 as the date to formally present GASA’s proposal to the creditors.

On July 7, 2010, GASA filed a judicial writ asking the judge to postpone the date to present GASA’s proposal to the creditors, according to the claims defined in Metrogas S.A.’s voluntary reorganization petition. On August 9, 2010 the judge decided, taking into consideration Metrogas S.A.’s voluntary reorganization petition, to modify and extend the date to present GASA’s proposal to the creditors to March 9, 2012. The official receiver and certain holders of the bonds appealed such resolution on August 19, 2010.

In 2006, Metrogas reached an agreement with its main creditors in order to restructure its financial debt and align its future financial commitments to the expected generation of funds. The main objective of the restructuring process was to modify certain terms and conditions included in its outstanding loans and negotiable agreements by adjusting interest rates and the amortization period so as to align them with the expected cash flow required for repayment of the indebtedness. Accordingly, on April 20, 2006, Metrogas entered into an out-of-court preventive agreement with creditors representing approximately 95% of its unsecured indebtedness, which became effective in May 2006. In October 2008, Metrogas executed an interim agreement (Acuerdo Transitorio) with the Unit for the Renegotiation and Analysis of Public Service Contracts (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos, or “UNIREN”), including a limited tariff increase that is intended to fund certain projects that Metrogas is required to undertake. The government approved this agreement and it has been published in the Official Gazette on April 14, 2009 but it has not been implemented since the new tariff chart has not yet been issued. The negotiation of the general tariff of Metrogas (Acta Acuerdo de Renegociación Contractual Integral) with the UNIREN remains pending.

Metrogas’ financial condition continued to deteriorate in 2009. On June 17, 2010, the board of directors of Metrogas, following the advice of Metrogas’ external legal advisors and considering Metrogas’ inability to fullfil certain payment obligations, decided that Metrogas should file a voluntary reorganization petition (“concurso preventivo”), which was filed on such date.

On July 15, 2010 the judge approved the commencement of Metrogas’s voluntary reorganization proceedings. The period to file proof of claims ends on November 10, 2010 and Metrogas can categorize its creditors up to April 20, 2011. The judge also established March 9, 2012 as the date to formally present Metrogas’s proposal to the creditors.

On June 17, 2010, Metrogas was notified of the Resolution ENRG N° I-1260 dictated by ENARGAS, which determined the judicial intervention of the company for a 120 days term. Antonio Gómez was named Interventor of Metrogas. The resolution justifies the intervention decision on the filling of a voluntary reorganization petition by Metrogas, and states that the intervention shall control administration and disposition acts of Metrogas which can in any manner affect the regular gas distribution. Moreover, it orders the execution of due diligence and the determination of the value of all Metrogas  assets.

On July 14, 2010, Metrogas appealed the Resolution ENRG N° I-1260 and asked for a preliminary order to cease the effects of the intervention. The request for a preliminary order was rejected on September 8, 2010.

As of both September 30, 2010 and December 31, 2009, YPF had an allowance for the total value of its investment in YPF Inversora Energética.

Refining division

We wholly own and operate three refineries in Argentina:

•	La Plata refinery, located in the province of Buenos Aires;

•	Luján de Cuyo refinery, located in the province of Mendoza; and

•	Plaza Huincul refinery, located in the province of Neuquén (together referred as the “refineries”).

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319,500 barrels per calendar day. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2009, our crude oil production, substantially all of which was destined to our refineries, represented approximately 78% of the total crude oil processed by our refineries. Through our stake in Refinor, we also own a 50% interest in a 26,100 barrel-per-calendar-day refinery located in the province of Salta, known as Campo Durán.

During the nine-month period ended September 30, 2010, overall volumes of crude oil/feedstock processed decreased by 1.95% compared with the first nine months of 2009 (our refinery capacity utilization was 94.25%, compared to over 96.2% in the same period of 2009) due mainly to overhauls at our refineries, as well as the lower availability in the market of some specific crude oil (Medanito) used by our refineries and for lubricants production in our La Plata refinery.  Additionally, union conflicts with fishing workers affected the operations of Puerto Rosales, resulting in limited crude oil from the Golfo San Jorge basin.

The La Plata refinery is the largest refinery in Argentina, with a nominal capacity of 189,000 barrels of crude oil per calendar day. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel fuel hydrofinishing unit, an isomerization unit, an FCC (fluid cracking catalysts) naphtha splitter and desulfuration unit, and a lubricants complex. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires. During the nine-month period ended September 30, 2010, the refinery processed approximately 177,806 barrels of crude oil per calendar day. The capacity utilization rate at the La Plata refinery for this period was 94.1%, similar to the same period of 2009. In 2009, the refinery processed approximately 172,400 barrels of crude oil per calendar day. The capacity utilization rate at the La Plata refinery for 2009 was 91.2%, 9.2% lower than in 2008. The crude oil processed at the La Plata refinery comes mainly from our own production in the Neuquina and Golfo San Jorge basins. Crude oil supplies for the La Plata refinery are transported from the Neuquina basin by pipeline and from the Golfo San Jorge basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

In October 2009, we commenced developing a detailed engineering project for a new Gasoil Hydrotreater Unit (HTG “B”), seeking to comply with Resolution 478/09, which requires companies to produce diesel fuel with a maximum level of sulfur of 500 parts per million, to be sold in large cities. As of the date of this report, the construction of the reactor and columns has commenced, and the compressor, feed pumps, vacuum system, ejectors, and additional equipment have been bought. The civil work in the refinery began in September 2010.

The construction of a new coker unit in La Plata Refinery has been approved to increase the coking capacity by 30% and to replace an old unit. This will allow higher utilization rates of refinery. The development of detailed engineering began in June 2010.

The Luján de Cuyo refinery has a nominal capacity of 105,500 barrels per calendar day, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, a Methyl TerButil Eter (“MTBE”) unit, an isomerization unit, an alkylation unit, a naphtha splitter, and hydrocracking and hydrotreating units. During the first nine months of 2010, the refinery processed approximately 101,600 barrels of crude oil per calendar day. During this period of  2010, the capacity utilization rate was 5.3% lower than the same period in 2009, reaching a rate of 96.3%. The maintenance overhaul performed at the FCC caused a reduction in the processing of crude for more than 30 days.The utilization rate was also affected by the lack of Medanito crude oil mentioned above. In 2009, the refinery processed approximately 107,500 barrels of crude oil per calendar day. In 2009, the capacity utilization rate was 3.3% higher than in 2008, reaching a rate of 101.9%. Because of its location in the western province of Mendoza and its proximity to significant distribution terminals owned by us, the Luján de Cuyo refinery has become the primary facility responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 83% of the crude oil processed at the Luján de Cuyo refinery in 2009 (and 86.4% of the crude oil processed in this refinery in the first nine months of 2010) was produced by us. Most of the crude oil purchased from third parties comes from oil fields in Neuquén or in Mendoza.

In 2008, we begun constructing a new furnace in Topping III (in the Luján de Cuyo refinery), that will replace the three furnaces that are currently in operation. This will also allow us to increase the nominal capacity of the unit by 2,500 barrels per calendar day. The start up of the new furnace is planned for the end of 2010.

In order to comply with government regulations on sulfur specifications for fuels, which will become effective in the middle of 2012, the Luján de Cuyo refinery is developing two projects: a naphtha Hydrotreater Unit (HTN II) and a gasoil Hydrotreater Unit (HDS III). The developing basic engineering stage with respect to the first project has been completed, while the second consists in buying a used unit located in the Philippines.

The Plaza Huincul refinery, located near the town of Plaza Huincul in the province of Neuquén, has an installed capacity of 25,000 barrels per calendar day. During the nine-months period ended September 30, 2010, the refinery processed approximately  21,650 barrels of crude oil per calendar day. In this period, the capacity utilization rate was  5.1% lower than in the same period of 2009, reaching a rate of  86.7%. This decrease was mainly due to the maintenance overhaul of the distillation unit in January 2010. In 2009, the refinery processed approximately 23,400 barrels of crude oil per calendar day. In 2009, the capacity utilization rate was 15.4% lower than in 2008, reaching a rate of 93.6%.The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to La Plata refinery for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. Crude oil processed at the Plaza Huincul refinery is mostly produced by us. In 2009, 26% of the refinery’s crude supplies were purchased from third parties, while in the nine-month period ended September 30, 2010, such purchases reached 23,4% of the refinery’s crude supplies.

At the end of 2009, we completed the construction of tanks and facilities for the reception and blending of biodiesel in order to facilitate compliance in the future with new specifications for diesel fuel as established pursuant to Law 26,093. See “—Domestic Marketing Division.” At the end of March 2010, the facility started to blend biodiesel in gasoil at 5% by volume.

During 1997 and 1998, each of our refineries were certified under ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance). The Luján de Cuyo and Plaza Huincul refineries were also certified under OHSAS 18001 (security performance) in 1999 and 2009, respectively. Between 2007 and 2010, our refineries were recertified under ISO 9001:2000, ISO 14001:2004 and OHSAS 18001:2007.

Logistic division

Crude oil and products transportation and storage

As of September 30, 2010, we have available for our use a network of five major pipelines, two of which are wholly-owned by us. The crude oil transportation network includes nearly 2,700 kilometers of crude oil pipelines with approximately 640,000 barrels of aggregate daily transportation capacity of refined products. We have total crude oil tankage of approximately 7 mmbbl and maintain terminal facilities at five Argentine ports.

Information with respect to YPF’s interests in its network of crude oil pipelines is set forth in the table below:

From	To	YPF Interest	Length (km)		Daily Capacity (barrels per day)
Puesto Hernández	Luján de Cuyo refinery	100%	528		85,200
Puerto Rosales	La Plata refinery	100%	585		316,000
La Plata refinery	Dock Sud	100%	52		106,000
Brandsen	Campana	30%	168		120,700
Puesto Hernández/ P. Huincul/Allen	Puerto Rosales	37%	888	(1)	232,000
Puesto Hernández	Concepción (Chile)	(2)	428	(3)	114,000

(1)	Includes two parallel pipelines of 513 kilometers each from Allen to Puerto Rosales, with a combined daily throughput of 232,000 barrels.
(2)
We hold a 36% interest in Oleoducto Transandino Argentina S.A., which operated the Argentine portion of the pipeline, and a 18% interest in Oleoducto Transandino Chile S.A., which operated the Chilean portion of the pipeline.

(3)	This pipeline ceased operating on December 29, 2005.

We own two crude oil pipelines in Argentina. One connects Puesto Hernández to the Luján de Cuyo refinery (528 kilometers), and the other connects Puerto Rosales to the La Plata refinery (585 kilometers) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (another 52 kilometers). We also own a plant for the storage and distribution of crude oil in the northern province of Formosa with an operating capacity of 19,000 cubic meters, and two tanks in the city of Berisso, in the province of Buenos Aires, with 60,000 cubic meters of capacity. We own 37% of Oleoductos del Valle S.A., operator of an 888-kilometer pipeline network, its main pipeline being a double 513 kilometer pipeline that connects the Neuquina basin and Puerto Rosales.

As of September 30, 2010, we held, through Oleoducto Transandino Argentina S.A. and Oleoducto Transandino Chile S.A., an interest in the 428-kilometer Transandean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline ceased operating on December 29, 2005, as a consequence of the interruption of oil exports resulting from decreased production in the north of the province of Neuquén. The assets related to this pipeline were reduced to their recovery value.

We also own 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: Caleta Córdova (province of Chubut), which has a capacity of 314,000 cubic meters, and Caleta Olivia (province of Santa Cruz), which has a capacity of 246,000 cubic meters. We also have a 30% interest in Oiltanking Ebytem S.A., operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connects Brandsen (60,000 cubic meters of storage capacity) to the ESSO refinery in Campana (168 km), in the province of Buenos Aires.

In Argentina, we also operate a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers. We also own 16 plants for the storage and distribution of refined products with an approximate aggregate capacity of 1,023,122 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or river connections. We operate 53 airplane refueling facilities (40 of them are wholly-owned) with a capacity of 24,000 cubic meters, own 27 trucks, 112 suppliers and 16 dispensers. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed pursuant to government regulations. Products are shipped mainly by truck, ship or river barge.

In January 2010, we completed the construction of tanks and facilities for the reception and blending of ethanol in the storage plants of Luján de Cuyo, Montecristo and San Lorenzo, in order to facilitate compliance with the new specifications for gasoline set forth by Law 26,093. YPF is currently producing this blending in the storage plants of Luján de Cuyo, Montecristo and San Lorenzo.  Similar construction work in the rest of our plants is expected to be finished during 2011.

Domestic marketing division

Through our Marketing Division, we market gasoline, diesel fuel, LPG and other petroleum products to the retail, agricultural and industrial segments of the market.

As of September 30, 2010, the Marketing Division’s sales network in Argentina included 1,624 retail service stations (compared to 1,632 at December 31, 2009), of which 95 are directly owned by us, and the remaining 1,529 are affiliated service stations. Operadora de Estaciones de Servicio S.A. (“OPESSA”), our wholly-owned subsidiary, operates 170 of our retail service stations, 82 of which are directly owned by us, 25 of which are leased to ACA (Automóvil Club Argentino), and 63 of which are leased to independent owners. We will continue our efforts to improve our service stations network through the incorporation of stations in premium locations. In addition, we have a 50% interest in Refinor, company dedicated to the refining, processing of gas and which operates 70 retail service stations.

During 2010, we have developed and implemented a new design image in service stations. We will continue to deploy this new image during 2011. Fuel sales  is complemented by a development of convenience stores (“Full YPF” or “Full Express YPF”) and an oil change service (“YPF Boxes”).

According to our latest internal estimates, as of September 30, 2010, we were the main retailer in Argentina, with 31% of the country’s service stations, followed by Shell, Petrobras, and ESSO with shares of 15.4%, 12.8% and 10.6%, respectively. As of December 31, 2009, our points of sale accounted for 30.9% of the Argentine market. During 2010, our market share in diesel fuel and gasoline, marketed in all segments, slightly decreased from 57.4% as of December 31, 2009 to 56.4% as of Sepetember 30, 2010, according to our analysis of data provided by the Argentine Secretariat of Energy.

"Red XXI" marketing program, released in October 1997, has significantly improved operational efficiency. This program provides us performance data for each station online and connects most of our network of service stations. As of September 30, 2010, 1,456 stations were linked to the Red XXI network system.

Our comercial training program (Escuela Comercial YPF) is focused on performance, employability, operational excellence and customer satisfaction.  Escuela Comercial YPF is aligned with our business strategy to promote a sense of belonging and common vision shared by all the members of our business chain. During the first nine months of 2010, a total of 1,823 persons pertaining to the 170 independently operated service stations completed 76,000 hours of training; 26,900 hours of which were dedicated to the formation of trainers in over 1,600 service stations of our network.  979 members of the different parts of our business chain (including marketing representatives, operators and brand distributors) went through 17,800 hours of training. Additionally, beginning in the last months of 2010, and during 2011, staff groups catering to the industrial and agro-industrial segments, will be actively incorporated in the training activities.

YPF-owned service stations have established a quality standard superior to the ISO standards. This model was developed during 2008 and 2009, and was implemented during 2010. This model will be adapted to be included in the affiliated service station operators guide in the future. YPF-owned gas service stations have been certified under ISO 14000 standards for the past ten years, and a small number of such service stations have been certified under OHSAS 18001 and ISO 22000 in the past three years.

Our specialties unit has an integral management system, which is ISO 9001, TS16949, ISO14001 and OHSAS 18001 certified, and which includes design, production, storage, distribution and technical support for lubricants, asphalts and paraffin.

Our sales to the agro-industrial sector are principally conducted through a network of 114 distribution bases, eight of which are owned by as and are identified as "YPF Directo". Through this network we sell fertilizers, oil, lubricants, agrochemicals, and “silobolsa” among other products, offering a comprehensive portfolio to the producer. Sales to transportation, industrial, and mining sectors are made primarily through our direct sales efforts. The main products sold in the domestic wholesale market include diesel fuel, fuel oil, lubricants and specialties.  Sales to the aviation sector are made directly by us. The products sold in this market are jet fuel and aviation gasoline.  Our specialties unit, is responsible for the distribution of a wide variety of products, including lubricants, greases, asphalt, paraffin, base lubricants, decanted oil, carbon dioxide and coke for the local and export markets.

During the nine-month period ended September 30, 2010, our lubricants and specialties sales to domestic markets increased by approximately 26% compared to the same period in 2009. We export lubricants to eight countries. Sales to export markets increased by approximately 5.5% from Ps.160 million in the nine-month period ended September 30, 2009 to Ps.168 million in the same period of 2010. During the first nine months of 2010, total lubricants sales increased by 18%, total asphalt sales decreased by 4% and total specialties sales increased by 38%. Our lubricants and specialties unit followed a strategy of differentiation allowing it to capture and maintain the leading position in the Argentinean market. Our market share as of September 30, 2010 was 37.4%, compared to 36.4% as of December 31, 2009, according to our latest internal estimates. Lead domestic automotive manufacturers Ford, Grupo Volkswagen (VW, Audi, Seat), Scania, Porsche, Subaru and General Motors, exclusively use and recommend YPF-branded lubricant products.

Continuing with our commitment to the environment and the development of alternative fuels, we completed the bioenergy program 2007-2010. This program of research and development at a national level was developed together with the “Universidad Nacional de Cuyo” and other governmental entities, growing experimental crops for the production of biofuels, aimed at promoting development in Argentina’s regional economies, and is currently still in a phase of definition of the future lines of work. Our main objective in the field of biofuels is to ensure the needs of biofuel for the domestic market and to build partnerships for the research and development of alternative energy sources including second generation biofuels. Pursuant to law 26,093, effective since the first quarter of 2010, we began to supply the market with fossil fuels mixed with biodesel and bioethanol in the proportions determined by the relevant authority throughout the country.

LPG general division

Production

We are one of the largest LPG producers in Argentina, with a yearly production of 534,643 tons in 2009 (not including production of LPG destined for petrochemical usage). During the first nine months of 2010, we produced 392,362 tons of LPG.

We also have a 50% interest in Refinor, a jointly-controlled company, which produced 323,945 tons of LPG in 2009 (221,752 tons in the nine-month period ended September 30, 2010).

LPG marketing

We sell LPG to the foreign market, the domestic wholesale market and to distributors that supply the domestic retail market. The LPG general division does not directly supply the retail market and such market is supplied by Repsol YPF Gas, which is not a YPF company.

 Chemicals

Petrochemicals are produced at our petrochemical complexes in Ensenada and Plaza Huincul, as well as in Bahía Blanca, where Profertil’s petrochemical complex is located.

Our petrochemical production operations in Ensenada are closely integrated with our refining activities (La Plata refinery). This close integration allows for a flexible supply of feedstock, the efficient use of byproducts (such as hydrogen) and the supply of aromatics to increase gasoline octane levels.

The main petrochemical products and production capacity per year are as follows:

Capacity
(tons per year)
Ensenada:
Aromatics
BTX (Benzene, Toluene, Mixed Xylenes)	244,000
Paraxylene	38,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
Olefins Derivatives
MTBE	60,000
Butene I	25,000
Oxoalcohols	35,000
TAME	105,000
LAB/LAS
LAB	52,000
LAS	25,000
Polybutenes
PIB	26,000
Maleic
Maleic Anhydride	17,500
Plaza Huincul:
Methanol	411,000
Bahía Blanca(1):
Ammonia/Urea	933,000

(1)	Corresponds to our 50% interest in Profertil.

Natural gas, the raw material for methanol, is supplied by our upstream unit. The use of natural gas as a raw material allows us to monetize reserves, demonstrating the integration between the petrochemical and the upstream units.

We also use high carbon dioxide-content natural gas in our methanol production, allowing us to keep our methanol plant working at 50% of its production capacity during the winter period.

The raw materials for petrochemical production in Ensenada, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In the nine-month periods ended September 30, 2010 and 2009, 80.4% and 73%, respectively, of our petrochemicals sales (including propylene) were made in the domestic market. Petrochemicals exports are destined to Mercosur countries, the rest of Latin America, Europe, and the United States.

We also participate in the fertilizer business directly and through Profertil, our 50%-owned subsidiary.  Profertil is jointly controlled by us and Agrium (a worldwide leader in fertilizers), that produces urea and ammonia and started operations in 2001.

Our Ensenada petrochemical plant was certified under ISO 9001 in 1996 and recertified in June 2010 (version 2008). The La Plata petrochemical plant was certified under ISO 14001 in 2001 and recertified (version 2004) in June 2010. The plant was also certified under OHSAS 18001 in 2005 and recertified in June 2010(version 2007). For the periods 2008 and 2009, the plant also certified the inventory of CO2 emissions under ISO 14064:1. The laboratory of our Ensenada petrochemical plant was certified under ISO 17025 (Version 2005) in 2005 and recertified in 2008.

Our Methanol plant was certified under ISO 9001 (version 2000) in December 2001, and recertified in June  2010 (version 2008), under ISO 14001 (Version 2000) in October 2007 and OHSAS 18001 in December 2008.

During 2009, an investment project was approved to increase our aromatics capacity by 50%. Total investment is estimated to be U.S.$  348 million, which would include the installation of a Continuous Catalytic Reforming unit (CCR) at the Ensenada Industrial Complex. Start up is expected by the second half of 2012. New production is expected to meet the growing demand of high octane gasoline in the local market, while at the same time the CCR is expected to provide hydrogen to the new Hydrotreater Unit in our La Plata Refinery.

ITEM 4.	UPDATE OF MANAGEMENT’S DISCUSSION AND ANALYSIS OFFINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Financial Statements.  See Item 6.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2009, we had consolidated net sales of Ps.34,320 million (U.S.$9,032 million) and consolidated net income of Ps.3,486 million (U.S.$917 million).

Upstream Operations

•
We operate more than 70 oil and gas fields in Argentina, which in 2009 accounted for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 39% of its total natural gas production, including natural gas liquids.

•	We had proved reserves, as estimated as of December 31, 2009, of approximately 538 mmbbl of oil and 2,672 bcf of gas, representing aggregate reserves of 1,013 mmboe.

•
In 2009, we produced approximately 111 mmbbl of oil (302 mbbl/d) and 533 bcf of gas (1,460 mmcf/d) and, in the nine-month period ended September 30, 2010, we produced approximately 82 mmbbl of oil (298 mbbl/d) and 386 bcf of gas (1,373 mmcf/d).

Downstream Operations

•
We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•
Our retail distribution network for automotive petroleum products as of September 30, 2010 consisted of 1,624 YPF-branded service stations, which we estimate represented approximately 31% of all service stations in Argentina.

•
We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Investments Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

Presentation of Financial Information

We prepare our Unaudited Interim Financial Statements in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Notes 13, 14 and 15 included in our Audited Consolidated Financial Statements in our 2009 20-F provide a summary of the effect of these significant differences on net income and shareholders’ equity under Argentine GAAP and U.S. GAAP.

We fully consolidate the results of subsidiaries in which we have a sufficient number of voting shares to control corporate decisions and proportionally consolidate the results of companies that we control jointly.

Under Argentine GAAP, we currently are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and CNV Resolution No. 415/2002 to remeasure our financial statements in constant pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. According to the Argentine statistics and census agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), the wholesale price index increased 10.6% in 2005, 7.1% in 2006, 14.4% in 2007, 8.8% in 2008, 10.0% in 2009 and, based on preliminary data, 8.3% in the nine-month period ended September 30, 2010, although according to reports published by the International Monetary Fund (IMF) most private sector analysts believe that actual inflation is considerably higher than that reflected in official data. We cannot assure you that in the future we will not be again required to record the effects of inflation in our financial statements (including those covered by the financial statements included in this report) in constant pesos.

Additionally, certain oil and gas disclosures as of December 31, 2009 are included in the Audited Consolidated Financial Statements included in our 2009 20-F under the heading “Supplemental information on oil and gas producing activities (unaudited).”

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board”. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 dated July 1, 2010), for certain publicly-traded entities under Law No. 17,811. The application of such rules will be mandatory for YPF for the fiscal year beginning on January 1, 2012.  We have begun evaluating the impact, if any, that conversion to IFRS may have on our Argentine GAAP consolidated financial statements.

Segment Reporting

We organize our business into the following four segments: (i) exploration and production, which includes exploration and production activities, natural gas and crude oil purchases, sales of natural gas to third parties and intersegment sales of crude oil, natural gas and its byproducts and to a lesser extent electric power generation (“Exploration and Production”); (ii) the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); (iii) the production, transport and marketing of petrochemical products (“Chemical”); and (iv) other activities not falling into the previously described categories (“Corporate and Other”), principally including corporate administration costs and assets, and construction activities.

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Income Statement

	For the Nine-Month Period Ended September 30,
	2010	2009
	(in millions of pesos)
Net sales	31,849	24,648
Cost of sales	(20,866)	(16,696)
Gross profit	10,983	7,952
Administrative expenses	(1,015)	(776)
Selling expenses	(2,182)	(1,790)
Exploration expenses	(178)	(422)
Operating income	7,608	4,964
Income (loss) on long-term investments	67	(5)
Other income (loss), net	(23)	(17)
Financial (expense) income, net and holding (losses) gains	(334)	(1,305)

Net income before income tax	7,318	3,637
Income tax	(2,738)	(1,567)

Net income	4,580	2,070

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

●	the volume of crude oil, oil byproducts and natural gas we produce and sell;
●	domestic price limitations;
●	export restrictions and domestic supply requirements;
●	international prices of crude oil and oil products;
●	our capital expenditures;
●	inflation and cost increases;
●	domestic market demand for hydrocarbon products;
●	operational risks, including labor strikes and other protests in the country;
●	taxes, including export taxes;
●	capital controls;
●	the Argentine peso/U.S. dollar exchange rate;
●	dependence on the infrastructure and logistics network used to deliver our products;
●	laws and regulations affecting our operations; and
●	interest rates.

Our operating income in the nine-month period ended September 30, 2010 increased approximately 53% compared to the same period in 2009. This increase was primarily attributable to higher average product sales prices, in particular refined products, in both the domestic and export markets and the income recorded under the Petroleum Plus Program, resulting from the efforts we have made within the scope of the program and which allowed us to maintain our commitment towards the fulfillment of domestic demand. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Production of crude oil and reserves” in our 2009 20-F for additional information.  Commodity prices were strongly affected during the first nine month period ended September 2009, with the average price of WTI approximately 28% lower than in the same period of 2010 and, as a result, the average price of certain products sold in the domestic market, such as fuel oil, jet fuel, and certain chemicals, which generally track international prices, were sold during the nine months period ended September 30, 2009 at lower prices than in the same period of 2010. The impact of higher sales prices and benefits of the Petroleum Plus Program were partially offset by:

increased depreciation of fixed assets, and higher costs mainly as a result of increased activity in the whole economy with their corresponding price adjustments. We cannot assure that we will be able to maintain the improvement in our margins and operating income in future periods.

Macroeconomic conditions

Substantially all of our revenues are derived from our operations in Argentina and are therefore subject to prevailing macroeconomic conditions in Argentina.

As a result of the crisis in the global economy, Argentina’s GDP growth rate decelerated sharply in 2009 (preliminary figures estimate that real GDP grew by 0.9% during 2009). Weakened global demand since the second half of 2008 depressed commodity prices.  In 2010, oil prices responded  to signs of a demand rebound in China, while Organization of Petroleum Exporting Countries (OPEC) members’ continued to observe lower production quotas. WTI traded at approximately U.S.$80 per barrel at the end of the third quarter of 2010 above the average price of 2009 (U.S.$61.95).

In Argentina, domestic fuel prices have increased over the past two years, although they have not kept pace with either increases or decreases in international market prices for petroleum products due to the characteristics of and regulations affecting the Argentine market. Nonetheless, the gap between domestic and international prices for certain products has narrowed as a result of the increase in domestic fuel prices, and also as a result of the decline in the international prices in late 2008 and early 2009. See “—Differences between Argentine and international prices for hydrocarbon products” in our 2009 20-F.

In June 2010, Argentina completed the renegotiation of approximately 67% of defaulted bonds that were not swapped in 2005. As a result of the 2005 and 2010 debt swaps, approximately 91% of the bond indebtedness on which Argentina defaulted in 2002 has now been restructured. Additionally, the Argentine government announced its intention to restructure its debt with the members of the “Paris Club”. The government has passed a regulation allowing the withdrawal of U.S.$6.5 billion from the Argentine Central Bank reserves to support payments to multilateral lenders and bondholders.

Fiscal revenues deteriorated in 2009, mainly as a consequence of a slowdown in economic activity, while public expenditures increased, due to the implementation of anticyclical policies aimed at offsetting or reducing the contractive effects of the international crisis described above. This led to a decrease in primary surplus, which reached 1.36% in 2009, according to the Argentine Central Bank.

The annual wholesale price index, according to the Argentine statistics and census agency INDEC, increased by 14.6% in 2007, 8.8% in 2008, 10.0% in 2009 and, based on preliminary data, 8.3% in the nine-month period ended September 30, 2010. According to reports published by the IMF, however, most private sector analysts believe that actual inflation rates are considerably higher than reflected in official data.

Starting in the first half of 2008, conflicts in certain sectors of the Argentine economy, including blockades by agricultural producers in response to an export tax increase and strikes by oil workers, have affected the development and productivity of these and related sectors. According to the Argentine Central Bank, exports decreased 21% in 2009 as a result of lower commodity prices and a decrease in the exported volumes of certain agricultural products, mainly due to declines in harvest volumes as a result of a severe drought in parts of Argentina and reduced seeded areas. During 2009, imports contracted even further than exports (by 32%), due mainly to decreased imports of intermediate goods and capital assets commensurate with the slower pace of domestic activity. Notwithstanding the above, during the nine months period ended September 30, 2010, both exports and imports began to recover (imports have increased in higher pace than exports), due to an increase in prices and exported volumes (mainly agricultural and automotive products), and also due to increased imports as a result of the higher pace of the domestic activity and the higher domestic income, according to the Argentine Central Bank.

According to INDEC, the unemployment rate corresponding to the second quarter of 2010 showed that 7.9% of the active population was unemployed, 0.5% percentage points lower than the 8.4% rate in the fourth quarter of 2009.

The Argentine Central Bank reserves totalled U.S.$48 billion at the end of 2009, and exceeded U.S.$51 billion as of September 30, 2010. The exchange rate of the Argentine peso against the U.S dollar as of September 30, 2010 was Ps.3.96/ U.S.$1.00, reflecting peso depreciation of 4.2% compared to December 31, 2009.

We cannot predict the evolution of future macroeconomic events, or the effect that they are likely to have on our business, financial condition and results of operations. See “Item 3. Risk Factors—Risks Relating to Argentina” in our 2009 20-F.

Energy consumption in Argentina has increased significantly since 2003, driven in part by price limitations that have kept Argentine energy prices below international prices. Continued growth in demand and a particularly harsh winter in 2007 have led to fuel shortages and power outages, prompting the Argentine government to take additional measures to assure domestic supply. At the same time, growth in the production of certain hydrocarbon products has slowed, and in the case of crude oil production has recently declined, due to Argentina’s maturing oil and gas fields. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to prioritize domestic supply, exported volumes of hydrocarbon products, especially natural gas, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports.

Declining export volumes

The exported volumes of many of our hydrocarbon products have declined significantly in recent years, driven mainly by increasing domestic demand and export restrictions. This shift from exports to domestic sales has impacted our results of operations as the prices for hydrocarbons in the domestic market have, due to price limitations, generally not kept pace with international and regional prices.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
Product	2010	2009	2009	2008	2007
	(units sold)

Natural gas (mmcm)	266	452	630	580	1,358
Gasoline (mcm)	362	625	777	880	1,272
Fuel oil (mtn)	588	566	828	1,138	1,187

Petrochemicals (mtn)	513	314	430	530	689

Due to the generally decreasing export product volumes indicated above and increasing export duties, the portion of our net sales volume accounted for by exports decreased steadily between 2006 and up to September of 2010. In the nine-month period ended September 30, 2010, our exports accounted for 13.4% of our consolidated net sales, compared to 14% in the same period of the prior year. Exports accounted for 14.3%, 20.7% and 28.9% of our consolidated net sales in 2009, 2008 and 2007, respectively.

The Argentine government requires companies intending to export crude oil, diesel and LPG to obtain prior authorization from the Argentine Secretariat of Energy by demonstrating that local demand for those products has been satisfied. Since 2005, because domestic diesel production has generally not been sufficient to satisfy Argentine consumption needs, exports of diesel have been substantially restricted.

Differences between Argentine and international prices for hydrocarbon products

Prior to the recent decrease in the prices of crude oil and related products, domestic prices for our products had fallen significantly below international prices as a result of regulatory policies that had resulted in limitations on our ability to increase domestic prices sufficiently to keep pace with international market prices. The following table sets forth the average prices at which we sold our principal products in the domestic market (net of taxes passed through to consumers, such as value added and fuel transfer taxes) for the periods indicated:

	For the Nine-Month Period Ended September 30,						For the Year Ended December 31,
	2010			2009			2009			2008			2007
	Peso	U.S.$	(1)	Peso	U.S.$	(1)	Peso	U.S.$	(1)	Peso	U.S.$	(1)	Peso	U.S.$	(1)
Natural gas (2)(3)	270	70		230	62		244	66		228	72		171	54
Diesel(4)	1,994	514		1,494	406		1,556	419		1,322	416		1,060	337
Gasoline products(5)	1,886	487		1,496	406		1,545	416		1,250	393		978	310

(1)	Amounts translated from Argentine pesos at the average exchange rate for the period.
(2)	Per thousand cubic meters.
(3)	Reflects the average of residential prices (which are generally lower than prices to other segments) and industrial prices.
(4)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest and which is proportionally consolidated in our consolidated financial statements.
(5)
Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest, and which is proportionally consolidated in our consolidated financial statements. The average price shown for each period is the volume-weighted average price of the various grades of gasoline products sold by us in the domestic market during such period.

The disparity between the prices at which hydrocarbon products have been sold in Argentina and the prevailing international prices for such products has been mainly due to limitations on our ability to pass increases in international prices of crude oil and hydrocarbon fuels and adverse exchange rate movements through to domestic prices or to increase local prices of natural gas (in particular for residential customers), gasoline and diesel.

In addition, Argentina imports natural gas from Bolivia, as more fully described in our 2009 20-F. The price at which Bolivia exported natural gas to Argentina (which is purchased by ENARSA) was approximately U.S.$7.41/mmBtu in September 2010.

Pursuant to Resolution 599/2007 of the Secretariat of Energy dated June 14, 2007, the Argentine government and gas producers, including us, entered into an agreement for the supply of certain volumes of gas to each segment of the domestic market during the period 2007 through 2011.  On October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas”, which sets new rules for natural gas dispatch applicable to all participants in the gas industry (see “Item 1. Company Overview—Recent Regulatory Developments” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas” in our 2009 20-F).

Principal Income Statement Line Items

The following is a brief description of the principal line items of our income statement.

Net sales

Net sales include primarily our consolidated sales of unrefined and refined fuel and chemical products net of the payment of applicable fuel transfer taxes, turnover taxes and custom duties on exports, as well as incentives related to the participation on the Petroleum and Refining Plus Programs established by Decree No. 2014/2008 and subsidies on diesel provided by the Argentine government to the public transportation industry in accordance with Executive Decree 652/02.  Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales.

Cost of sales

The following table presents, for each of the periods indicated, a breakdown of our consolidated cost of sales by category:

	For the Nine-Month Period Ended September 30,
	2010	2009
	(in millions of pesos)
Inventories at beginning of year	3,066	3,449

Purchases for the period	6,665	4,175
Production costs(1)	14,626	12,232
Holding gains on inventories	467	(163)
Inventories at end of period	(3,958)	(2,997)

Cost of sales	20,866	16,696

(1)	The table below presents, for each of the periods indicated, a breakdown of our consolidated production costs by category:

	For the Nine-Month Period Ended September 30,
	2010	2009
	(in millions of pesos)
Salaries and social security taxes	1,149	905
Fees and compensation for services	138	140
Other personnel expenses	350	256
Taxes, charges and contributions	254	196
Royalties and easements	2,196	1,868
Insurance	111	142
Rental of real estate and equipment	363	337
Depreciation of fixed assets	3,941	3,486
Industrial inputs, consumable material and supplies	574	432
Operation services and other service contracts	1,274	1,311
Preservation, repair and maintenance	2,259	1,401
Contractual commitments	149	34
Transportation, products and charges	760	673
Fuel, gas, energy and miscellaneous	1,108	1,051

Total	14,626	12,232

Other expense, net

Other expense, net principally include reserves for pending lawsuits and other claims, provisions for environmental remediation and provisions for defined benefit pension plans and other post-retirement benefits.

Financial (expense) income, net and holding (losses) gains

Financial (expense) income, net and holding (losses) gains consist of the net of gains and losses on interest paid and interest earned, currency exchange differences and the periodic revaluation of inventories.

Taxes

The statutory corporate income tax rate in Argentina was 35% during each of the periods presented in this report. Our effective tax rates for the periods discussed in this report exceed the Argentine corporate income tax rate mainly due to the non-deductibility of the amortization of the effect of inflation indexation on fixed assets, along with other minor effects. See Note 2(f) to the Unaudited Interim Financial Statements.

Consolidated results of operations for the nine-month periods ended September 30, 2010 and 2009

The following table sets forth certain financial information as a percentage of net sales for the periods indicated.

	For the Nine -Month Period Ended September 30,
	2010	2009
	(percentage of net sales)
Net sales	100.0%	100.0%
Cost of sales	(65.5)	(67.7)

Gross profit	34.5	32.3
Administrative expenses	(3.2)	(3.1)
Selling expenses	(6.8)	(7.3)
Exploration expenses	(0.6)	(1.7)

Operating income	23.9	20.2

The tables below present, for the periods indicated, volume and price data with respect to our consolidated sales of our principal products in the domestic and export markets, respectively. The data presented below does not include sales by Compañía Mega S.A. (“Mega”), Refinor or Profertil, jointly-controlled companies in which we have 38%, 50% and 50% interests, respectively, and which are proportionally consolidated in our consolidated financial statements. Mega, Refinor and

Profertil contributed, after consolidation adjustments, 0.63%, 1.36% and 1.52%, respectively, of our consolidated net sales for the nine-month period ended September 30, 2010 and 0.64% 1.48% and 2.05% respectively, of our consolidated net sales for the nine-month period ended September 30, 2009.

Domestic Market	For the Nine-Month Period Ended September 30,
	2010		2009
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)
Natural gas	9,695 mmcm	270/mcm	11,543 mmcm	230/mcm
Diesel	5,870 mcm	1,994/m3	5,789 mcm	1,494/m3
Gasoline	2,562 mcm	1,886/m3	2,498 mcm	1,496/m3
Fuel oil	480 mtn	1,511/ton	526 mtn	1,246/ton
Petrochemicals	632 mtn	1,850/ton	453 mtn	1,478/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

Export Markets	For the Nine-Month Period Ended September 30,
	2010		2009
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)
Natural gas (2)	266 mmcm	1,654/mcm	452 mmcm	1,710/mcm
Gasoline	362 mcm	1,874/m3	625 mcm	1,236/m3
Fuel oil	588 mtn	1,824/ton	566 mtn	1,194/ton
Petrochemicals	513 mtn	2,387/ton	314 mtn	1,700/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us, and, as a result, may not be indicative of amounts recorded by us as net sales.
(2)	Average price is based on natural gas actually delivered and does not include fixed charges collected pursuant to certain delivery contracts.

Net sales

Net sales in the nine-month period ended September 30, 2010 were Ps.31,849 million, representing a 29.2% increase compared to Ps. 24,648  million in the nine-month period ended September 30, 2009. This increase was primarily attributable to higher average prices, particularly for gasoline (a 26.1% increase) and diesel (a 33.4% increase), slight increases in the volumes of gasoline (2.6%) and diesel (1.4%) sold in the domestic market, the income recorded under the Petroleum Plus Program, resulting from the efforts we have made within the scope of the program and which allowed us to maintain our commitment towards the fulfillment of domestic demand, and to higher prices of most exported products due mainly to the positive trends in international hydrocarbon demand and prices starting during the second quarter of 2009. Commodity prices were strongly affected, with the average international market price of WTI increasing by approximately 36% during the nine-month period ended September 30, 2010 compared to the same period of 2009. The average price of certain products sold in the domestic market, such as fuel oil, jet fuel and petrochemicals, which tend to track international market prices, increased as well. These effects were only partially offset by a decrease in the volume of some of our products sold in the export market, such as regular gasoline and LPG.

For further information on our net sales for the periods discussed above, see “—Results of operations by business segment for the nine-month periods ended September 30, 2010 and 2009.”

Cost of sales

Cost of sales in the nine-month period ended September 30, 2010 was Ps.20,866  million compared to Ps. 16,696  million in the nine-month period ended September 30, 2009, representing a 25.0% increase. The increase is partly attributable to the higher price of crude oil purchased from third parties, whereas the volumes bought remained almost unchanged, as well as an increase in the imported volumes of our new low-sulfur diesel (Euro Diesel) and certain other products, such as biofuels (biodiesel and bioethanol) in order to comply with regulations and provide the market with higher quality products. Additionally, cost of sales were affected by general increases in costs, mainly in preservation, repair and maintenance, salaries and social security taxes and operation services and other service contracts, driven mainly by upward price pressure, as well as by higher depreciation charges, and higher royalties driven mainly by higher crude oil prices during the nine-month period ended September 30, 2010 compared to the same period of 2009.

Administrative expenses

Our administrative expenses increased by Ps.239 million (30.8%) in the nine-month period ended September  30, 2010 compared to the nine-month period ended September 30, 2009. The increase affected almost all of the components of administrative expenses (see Note 6(c) to the Unaudited Interim Financial Statements), and particularly in wages and social security costs, driven mainly by a centralization process of tasks in the corporate departments that previously were carried out in the other business units, as well as by the general cost increases in the economy, higher technology information services contracts and licenses expenses and institutional publicity expenses.

Selling expenses

Our selling expenses were Ps.2,182 million in the nine-month period ended September 30, 2010 compared to Ps. 1,790  million in the nine-month period ended September 30, 2009, representing an increase of 21.9%, resulting from increases in almost all of the components of selling expenses (see Note 6(c) to the Unaudited

Interim Financial Statements), particularly in transportation expenses, due to general cost increases in the economy and to higher sales of gasoline and diesel in the domestic market.

Exploration expenses

Our exploration expenses decreased by Ps.244 million in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009. During the nine-month period ended September 30, 2009, we recognized a higher amount of exploration costs related to unproductive wells compared to the same period in 2010, mainly as a result of non-recurring expense in offshore dry wells.

Operating income

As a result of the foregoing, operating income in the nine-month period ended September 30, 2010 was Ps.7,608 million compared to Ps. 4,964 million in the nine-month period ended September 30, 2009, representing an increase of 53.3%.

Our operating margins (operating income divided by net sales) were 23.9% and 20.2% in the nine-month periods ended Septemeber 30, 2010 and 2009, respectively.

Financial (expense) income, net and holding gains (losses)

In the nine-month period ended September 30, 2010, financial expense, net and holding gains, were an expense of Ps.334 million, compared to financial expense of Ps. 1,305 million in the nine-month period ended September 30, 2009. The decrease is mainly attributable to net negative exchange rate differences, according to our net liabilities denominated in U.S. dollars, in the nine-month period ended September 30, 2010 resulting from the lower depreciation of the Argentine peso against the U.S. dollar in that period compared to the same period in 2009, as well as a Ps.630 million increase in holding gains on inventories valued at replacement cost, mainly to reflect the aforementioned general cost increases in the economy during the nine-month period ended September 30, 2010 compared to the same period in 2009.

Taxes

Income tax expense in the nine-month period ended September 30, 2010 increased to Ps.2,738 million from Ps. 1,567 million in the nine-month period ended September 30, 2009, mainly as a result of a higher net income before income tax, as explained in previous paragraphs.

Net income

Net income for the nine-month period ended September 30, 2010 was Ps.4,580 million, compared to Ps. 2,070  million in the same period in 2009, an increase of 121.3%.

Results of operations by business segment for the nine-month periods ended September 30, 2010 and 2009

The following table sets forth net sales and operating income for each of our lines of business for the nine-month periods ended September 30, 2010 and 2009:

	For the Nine- Month Period Ended September 30,
	2010	2009
	(in millions of pesos)
Net sales(1)
Exploration and production(2)
To unrelated parties	3,502	3,416
To related parties	674	534
Intersegment sales and fees(3)	13,065	10,764

Total exploration and production	17,241	14,714

Refining and marketing(4)
To unrelated parties	24,807	18,546
To related parties	645	443
Intersegment sales and fees	1,217	818

Total refining and marketing	26,669	19,807

Chemical
To unrelated parties	1,620	1,354
Intersegment sales and fees	1,369	747

Total Chemical	2,989	2,101

Corporate and other
To unrelated parties	601	355
Intersegment sales and fees	237	175

Total Corporate and others	838	530

Less inter-segment sales and fees	(15,888)	(12,504)

Total net sales(5)	31,849	24,648

Operating income (Loss)
Exploration and production	5,147	4,021
Refining and marketing	2,722	1,134
Chemical	585	394
Corporate and other	(735)	(607)
Consolidation adjustments	(111)	22

Total operating income	7,608	4,964

(1)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales.

(2)	Includes exploration and production operations in Argentina and the United States.
(3)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimate of Argentine market prices.
(4)	Includes LPG activities.
(5)	Total net sales include export sales of Ps.4,282 million and Ps. 3,452 million for the nine-month periods ended September 30, 2010 and 2009, respectively.

Exploration and production

Exploration and Production sales increased to Ps.17,241 million in the nine-month periods ended September 30, 2010 from Ps. 14,714 million in the nine-month period ended September 30, 2009, representing an increase of 17.2% mainly attributable to higher intersegment prices and the increase in  income recorded under the Petroleum Plus Program resulting from the efforts we have made within the scope of the program and which allowed us to maintain our commitment towards the fulfillment of domestic demand. Intersegment net sales (substantially all of which relate to intersegment sales of crude oil) increased by Ps.2,301 million in the nine-months period ended September 30, 2010 compared to the same period of the prior year, mainly as a result of an approximately 22% increase in the average intersegment price in pesos of a barrel of oil (16% increase in U.S. dollars), which was partially offset by an approximately 1% decrease in the volumes transferred. The increase in average international crude oil prices (of approximately 36% between periods) did not affect directly our intersegment sales prices because domestic prices were effectively limited by the imposition in November 2007 of higher export tax rates pursuant to Resolution No. 349/07. Accordingly, intersegment sales price were established by taking account of price renegotiations among companies operating in the domestic market. Additionally, the volume of domestic gas sales during the nine-month period ended September 30, 2010 decreased by 16.0% compared to the nine-month period ended September 30, 2009 mainly as a result of lower demand of our customers. However, the effect of the decrease in the volume of natural gas sold was almost totally offset by a 17% increase in average domestic market gas prices that were driven mainly by price increases to the power generation and industry segments of the Argentine market.

Segment operating expenses increased by Ps.1,401 million in the nine-month period ended September 30, 2010 compared to those from the same period of the prior year due mainly to generalized price increases in the broader economy and wage raises resulting from agreements with unions, as well as a Ps.327 million increase in royalties paid due mainly to the higher value, expressed in pesos at the wellhead (used as the basis for calculation of such royalties), of hydrocarbons produced (mainly as a result of higher product prices in the nine-month period ended September 30,2010), partially offset by a decrease in exploration expenses. Exploration expenses, which decreased by Ps.244 million in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009, decreased mainly as a result of the non-recurring expenses in offshore dry wells recognized during the nine-month period ended September 30, 2009 (Golfo San Jorge Marina and Austral basins), compared to the exploration activities which are being developed during 2010 (mainly in Neuquen and Noroeste basins).

As a result of the foregoing, Exploration and Production operating income reached Ps.5,147 million in the nine-month period ended September 30, 2010, a 28.0% increase from Ps.4,021 million in the same period of the prior year.

Refining and marketing

Refining and Marketing sales increased approximately 34.6% to Ps.26,669 million in the nine-month period ended September 30, 2010 from Ps.19,807 million in the nine-month period ended September 30, 2009. This increase was mainly a result of the following factors:

•
higher average prices of almost all refined products sold in the domestic market in the nine-month period ended September 30, 2010 compared to the same period in the prior year, particularly gasoline (26.1%), diesel (33.4%) and products which tend to follow international market prices, such as fuel oil (21.2%) and jet fuel (37.9%) considering the approximately 36% increase in the average international market price of WTI in the nine-month period ended September 30,2010 compared to the same period of 2009, and

•
higher prices of most refined products sold in the export markets, including gasoline (prices increased 69.0%, but the effect was more than offset by a 43.6% decrease in the volume of exports), fuel oil (prices increased 52.8% and volumes of exports increased 3.9%) and jet fuel (prices increased 41.3% and volumes increased 3.9%). The increases in prices were related to the aforementioned increase in international WTI prices.

Segment operating expenses increased 28.2% to Ps.23,947 million in the nine-month period ended September 30, 2010 from Ps.18,673 million in the nine-month period ended September 30, 2009, due mainly to the following factors:

•
the higher cost of crude oil purchases, due mainly to the aforementioned increase in intersegment oil sales prices as well as an increase in the imported volumes of our new low-sulfur diesel (Euro Diesel) and certain other products, such as biofuels (biodiesel and bioethanol) in order to comply with regulations and provide the market with higher quality products, and

•
an increase in production costs, due mainly to generalized price increases in the broader economy. In particular, energy, and service contracts increased in the nine-month period ended September 30, 2010 compared to the same period in the prior year. Consequently, refining cost per barrel (which we calculate as the segment’s cost of sales for the period less crude oil purchase costs and depreciation of fixed assets, divided by the number of barrels produced during the period) increased by 18.8% to Ps.16.78 in the nine-month period ended September 30, 2010 from Ps.14.13 in the nine-month period ended September 30, 2009.

As a result of the foregoing, Refining and Marketing operating income in the nine-month period ended September 30, 2010 reached Ps.2,722 million, an increase of 140.0% from the Ps.1,134 million achieved in the nine-month period ended September 30, 2009.

Refinery output in the nine-month period ended September 30, 2010, including 50% of Refinor’s output (we own 50% of Refinor), represented a utilization rate of almost 92.4% of the existing processing capacity, principally affected, among others, by maintenance overhauls performed at our own refineries during the first-nine month period ended September 30, 2010.

Chemical

Operating income in the nine-month period ended September 30, 2010 reached Ps.585 million, an increase of Ps.191 million, or 48.5%, from the Ps.394 million recorded in the nine-month period ended September 30, 2009. This increase was attributable mainly to an increase in domestic and export sales resulting from higher prices,  which tend to follow international market prices (including in the domestic market), which increased significantly as described above, and volume in almost all products.

Liquidity and Capital Resources

Financial condition

Total debt outstanding as of September 30, 2010 and December 31, 2009 was Ps.7,400 million and Ps.6,819 million, respectively, consisting of short-term debt (including the current portion of long-term debt) of Ps.6,052 million and long-term debt of Ps.1,348 million as of September 30, 2010, and short-term debt of Ps.4,679 million and long-term debt of Ps.2,140 million as of December 31, 2009. As of September 30, 2010 and December 31, 2009, a major part of our debt was denominated in U.S. dollars.

Since September 2001, we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of September 30, 2010, we had repurchased approximately U.S.$12 million of our outstanding bonds. We may from time to time make additional purchases of, or affect other transactions relating to, our publicly-traded bonds if in our own judgment the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the Nine-Month Period Ended September 30,
	2010	2009
	(in millions of pesos)
Net cash flows provided by operating activities	8,677	5,910
Net cash flows used in investing activities	(5,482)	(3,606)
Net cash flows used in financing activities	(1,811)	(1,695)

Net increasein cash and equivalents	1,384	609
Cash and equivalents at the beginning of period	2,145	1,215
Cash and equivalents at the end of period	3,529	1,824

Net cash flow provided by operating activities was Ps.8,677 million in the nine-month period ended September 30, 2010, compared to Ps. 5,910  million in the nine-month period ended September 30, 2009. The increase was mainly due to the increase in our operating profit as explained above, partially offset by an increase in the amounts of income tax paid in the nine-month period ended September 30, 2010 compared to the same period of the prior year.

The principal uses of cash in investing activities in the nine-month period ended September 30, 2010 included Ps.5,597 million in fixed asset acquisitions relating mainly to drilling activities in our Exploration and Production business unit.

Net cash flow used in financing activities in the nine-month period ended September 30, 2010 includes net proceeds from loans obtained in the amount of Ps.352 million and Ps.2,163 million in dividend payments.

We believe that our level of working capital will not affect our business operations, mainly as a result of the expected net cash flow provided by operating activities. However, we are currently seeking to convert our short-term financial debt into long-term financial debt.

Repsol YPF and Petersen Energía have agreed in the shareholders’ agreement entered into by them in connection with the Petersen Transaction (as defined in “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” in our 2009 20-F) to adopt a dividend policy providing for the distribution 90% of our net income as dividends, starting with our net income for 2007.  See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” and “Item 8. Financial Information—Dividends Policy” in our 2009 20-F. We paid dividends in the amount of Ps.2,163 and Ps. 2,281 million in April and November 2010, respectively.

The shareholder’s meeting held on January 8, 2008 approved a notes program for an amount up to U.S.$1 billion. The proceeds of any offerings under this program must be used exclusively to invest in fixed assets and working capital in Argentina or for capital contributions to subsidiaries and affiliated companies that will invest in fixed assets and working capital in Argentina. On September 28, 2009, we issued negotiable obligations under this program in an amount of Ps.205 million, which accrue interest at a variable rate and mature in March 2011. Additionally, in March 2010 we issued two different series of notes under the same notes program: one denominated in Argentine pesos and maturing in September 2011, for a total of Ps.143 million, and a second one, denominated in U.S. dollars, for a total of U.S.$70 million, which will mature in March 2013.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt as of September 30, 2010, plus accrued but unpaid interest through September 30, 2010:

	Expected Maturity Date
	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	(in millions of pesos)
Debt	7,400	6,052	682	325	—	—	341

Covenants in our indebtedness

Our financial debt generally contains customary covenants and acceleration provision for contracts of this nature.

With respect to a significant portion of our financial debt totaling Ps.7,400  million (U.S.$1,869 million), including accrued interest (long- and short-term debt) as of September 30, 2010, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In the event of a payment default, the creditors may declare due and immediately payable the principal and accrued interest on amounts owed to them. Upon an event of default with respect to other matters, in the case of outstanding negotiable obligations amounting to Ps.985 million (U.S.$249  million) (included in the figure above), the trustee may declare due and immediately payable the principal and accrued interest on amounts owed if required by holders representing at least a percentage that varies between 10 and 25% of the total principal of the outstanding obligations of the relevant series.

Almost all of our total outstanding financial debt is subject to cross-default provisions. As a result of these cross-default provisions, a default on our part or, in certain cases, on the part of any of our consolidated subsidiaries covered by such provisions, could result in a substantial portion of our debt being declared in default or accelerated. None of our debt or the debt of our consolidated subsidiaries is currently in default.

We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing credit facilities, or obtaining access to new ones in the future. In the past, our main sources of liquidity have been our cash flows from operations, bank financings, issuances of debt securities and the proceeds from our divestment plan. Any future downgrades will not preclude us from using any of our existing credit lines.

Guarantees provided

As of September 30, 2010, we had signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A., guaranteeing outstanding amounts of approximately U.S.$3 million and U.S.$13 million, respectively. The corresponding loans mature in 2011 and 2013, respectively. In addition, during these nine months, we issued letters of credit in an aggregate total amount of US$39 million to guarantee certain environmental obligations and performance of contracts of certain of our controlled companies.

Capital investments and expenditures

The table below sets forth our capital expenditures and investments by activity for the nine-month periods ended September 30, 2010 and 2009.

	For the Nine-Month Period Ended September 30,
	2010		2009
	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital Expenditures and Investments
Exploration and Production	4,362	76.1	2,943	78
Refining and Marketing	950	16.6	610	16.2
Chemical	326	5.7	89	2.4
Corporate and Other	92	1.6	128	3.4

Total	5,730	100%	3,770	100%

Off-Balance Sheet Arrangements

We have entered into certain off-balance sheet arrangements, as described in “—Guarantees provided” above.

Qualitative and Quantitative Disclosure About Market Risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of September 30, 2010, and from which we may incur future gains or losses from changes in market, interest rates or foreign exchange rates. We do not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key Information—Risk Factors” in our 2009 20-F.

Foreign currency exposure

We generally follow a policy of not hedging our debt obligations in U.S. dollars. In addition, our costs and receipts denominated in currencies other than the Argentine peso, including the U.S. dollar, often do not match. As a result, we are currently exposed to risks associated with changes in foreign currency exchange rates. See “Item 3. Key Information—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates” in our 2009 20-F.

The table below provides information about our assets and liabilities denominated in currency other than pesos (principally U.S. dollars) that may be sensitive to changes in foreign exchange rates, as of September 30, 2010.

	Expected Maturity Date
	Less than 1 year	1-3 years	3-5 years	More than 5 years and undetermined		Total
	(in millions of U.S. dollars)
Assets	1,919	98	—	8		2,025
Accounts payable	787	82	88	422		1,379
Debt	1,115	253	—	92		1,460
Other Liabilities	56	5	5	362	(1)	428

(1)	Includes U.S.$343 million corresponding to reserves with undetermined maturity.

Interest rate exposure

Our objective in borrowing under fixed rate debt is to satisfy capital requirements that minimize our exposure to interest rate fluctuations. To achieve our objectives, we have mostly borrowed under fixed rate debt instruments, based on the availability of capital and prevailing market conditions.

The table below provides information about our assets and liabilities as of September 30, 2010 that may be sensitive to changes in interest rates.

	Expected Maturity Date
	Less than 1	1 – 2	2 – 3	3 – 4	4 – 5	More than 5		Fair
	year	years	years	years	years	years	Total	Value
	(in millions of pesos)
Assets
Fixed rate
Other Receivables	—	206	—	—	—	—	206	197
Interest rate		5.05%
Variable rate
Other Receivables	9	72	17	17	17	52	175	175
Interest rate	CER + 8%	CER + 8%	CER + 8%	CER + 8%	CER + 8%	CER + 8%	CER + 8%	CER + 8%
Liabilities
Fixed rate
YPF’s Negotiable Obligations	—	—	276	—	—	342	618	680
Interest rate			4.00%			10.00%
Related Parties	138	—	—	—	—	—	138	138
Interest rate	3.00-4.25%
Other Short-term debt	4,742	672	19	19	19	71	5,542	5,542
Interest rate	0.90-17.05%	3.50-9.38%	9.38%	9.38%	9.38%	9.38%

Variable rate
YPF’s Negotiable Obligations	348	—	—	—	—	—	348	348
Interest rate	BADLAR(1) + 1.75%-2.00%
Related parties	792	—	—	—	—	—	792	792
Interest rate	Libor +2%
Other debt	—	27	49	—	—	—	76	76
Interest rate		Libor + 5.25%	Libor + 5.25%

(1)	Refers to the average interest rate that banks pay for deposits of more than Ps.1 million.

ITEM 5.	UPDATE OF LEGAL PROCEEDINGS

Argentina

The Privatization Law provides that the Argentine State shall be responsible, and shall hold us harmless, for any liabilities, obligations or other commitments existing as of December 31, 1990 that were not acknowledged as such in the financial statements of Yacimientos Petrolíferos Fiscales Sociedad del Estado as of that date arising out of any transactions or events that had occurred as of that date, provided that any such liability, obligation or other commitment is established or verified by a final decision of a competent judicial authority. In certain lawsuits related to events or acts that took place before December 31, 1990, we have been required to advance the payment of amounts established in certain judicial decisions, and have subsequently been reimbursed or are currently in the process of requesting reimbursement from the Argentine government of all material amounts in such cases. We are required to keep the Argentine government apprised of any claim against us arising from the obligations assumed by the Argentine government. We believe we have the right to be reimbursed for all such payments by the Argentine government pursuant to the above-mentioned indemnity, which payments in any event have to date not been material. This indemnity also covers fees and expenses of lawyers and technical consultants subject, in the case of our lawyers and consultants, to the requirement that such fees and expenses not be contingent upon the amounts in dispute.

Reserved, probable contingencies

Reserves totaling Ps. 1,991 million as of September 30, 2010, and Ps.1,769 million, Ps.1,821 million, and Ps.1,898 million as of December 31, 2009, 2008 and 2007, respectively, have been established to provide for contingencies which are probable and can be reasonably estimated. In the opinion of our management, in consultation with our external counsel, the amount reserved reflects the best estimation, based on the information available as of the date of this report, of the probable outcome of the mentioned contingencies. The most significant legal proceedings and claims reserved are described in the following paragraphs.

CNDC anti-competitive activity disputes. On March 22, 1999, we were notified of Resolution No. 189/99 from the former Secretariat of Industry, Commerce and Mining of Argentina, which imposed a fine on us of Ps.109 million, stated Argentine pesos as of that date, based on the interpretation that we had purportedly abused our dominant position in the bulk LPG market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine, and we made the claimed payment. Additionally, Resolution No. 189/99 provided for the commencement of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the CNDC completed its investigation and charged us with abuse of dominant market position during this period. On January 20, 2004, we answered the notification by (i) claiming the application of the statutes of limitations and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and prejudgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

Given that the Argentine Supreme Court has previously established under Law No. 22,262 that the statute of limitations for administrative infractions is two years, we believe that our defense based on the statute of limitations is solid. Since the imputed conduct occurred before September 29, 1999, which is the effective date of the new law, we believe that the law applicable to the proceeding is Law No. 22,262 instead of the new Antitrust Protection Law (No. 25,156). We filed appeals with the National Economic Criminal Court: (i) on July 29, 2003, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the opening of the preliminary investigations without deciding in advance on the statute of limitations defense claimed by us; and (ii) on February 4, 2004, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the charge because of a lack of majority and prejudgment. On April 13, 2004, the National Court of Appeals in Criminal Economic Matters sustained the appeal filed by us on the grounds of lack of majority of the CNDC in passing the objected resolution. On August 31, 2004, we appealed the resolution passed by the CNDC that rejected our statute of limitations defense. The CNDC accepted the appeal and referred the proceedings to Chamber II of the National Court of Appeals in Federal Civil and Commercial Matters, which subsequently referred the proceeding to Chamber B of the National Court of Appeals in Criminal Economic Matters. On March 3, 2006, the CNDC decided on the evidence that we shall produce during this proceeding. During August and September 2007, hearings involving the testimony of witnesses proposed by us took place. On August 12, 2008, Chamber B of the National Court of Appeals in Criminal Economic Matters rejected our statute of limitations argument. We have appealed this decision. Upon Chamber B’s confirmation of the CNDC’s resolution, YPF filed a cassation and an extraordinary appeal on the basis that the CNDC bases its arguments on Law No. 22,262, while Chamber B relies on the application of Law No. 25,156. Chamber B of the National Court of Appeals in Criminal Economic Matters rejected both appeals. YPF has consequently presented two complaint appeals: one against the rejection of the cassation appeal (rejected on December 18, 2008) and another against the rejection of the extraordinary appeal (rejected on February 17, 2009). Both appeals are under evaluation. Regarding the administrative proceedings before the CNDC, the evidence production period has ended. Additionally, on November 25, 2009, we presented our closing statement. On December 22, 2009, Chamber IV of the Court of Cassation rejected our cassation appeal against Chamber B of the National Court of Appeals in Criminal Economic Matters’ decision. The extraordinary appeal is still pending before the Supreme Court. Furthermore, on December 21, 2009, YPF filed another claim concerning the statute of limitations before the CNDC. On April 19, 2010 the CNDC rejected this claim and YPF appealed such decision.

Despite our arguments, the mentioned circumstances make evident that, preliminarily, the CNDC denies the defenses filed by us and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999.

Alleged defaults under natural gas supply contracts. Since 2004, the Argentine Secretariat of Energy and the Undersecretariat of Fuels, through Rule No. 27/04, Resolutions No. 265/04, 659/04, 752/05, 1329/06 and 599/07, have on various occasions instructed us to supply certain quantities of natural gas to the Argentine domestic market, in each case notwithstanding the lack of a contractual commitment on our part to do so. In addition, the Argentine government has, at various times since 2004, imposed direct volume limitations on natural gas exports in different ways. As a result of these measures, from 2004 to the present, we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers.

We appealed these measures, but, pending favorable final resolution of such appeals, we have been obliged to comply in order to avoid greater losses to us and our export customers that could be occasioned by the revocation of our export permits or other penalties. We informed our natural gas export customers of our position that these governmental measures constitute an event of force majeure that releases us from any contractual or extra-contractual liability deriving from the failure to deliver the agreed upon volumes of gas. Some of our customers have rejected our position and have sought damages and/or penalties for breach of supply commitments under a contractual “deliver or pay” clause, which claims have been rejected by us.

We have been in pre-arbitral settlement discussions with Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A., which have sought damages from us under the “deliver-or-pay” clause. These companies have claimed damages through November 2006 in a total amount of approximately U.S.$41 million and, from December 2006 through September 2007, for an additional total amount of U.S.$52 million. We have opposed such claims. Furthermore, the above-mentioned companies have notified the formal start-up period of negotiations previous to any arbitration proceedings. Recently, YPF and Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. entered into a settlement agreement by which parties agreed to terminate and resign to all actions, rights or claims that constituted the object of the claims previously mentioned and YPF compensated them for an amount significantly lower than the amount originally claimed.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (AESU) claimed damages in a total amount of U.S.$28.1 million for missed deliveries of natural gas volumes during the period September 16, 2007 through June 25, 2008. On July 16, 2008, AESU also claimed damages in a total amount of U.S.$2.7 million for missed deliveries of natural gas volumes during the period January 18, 2006 through December 1, 2006. We have contested both of these claims. Both parties have suspended the fulfillment of their obligations under the contract. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF’s obligations. YPF has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU’s obligations. This notification was also rejected. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, AESU notified YPF that it was terminating the contract. See “—Arbitration with AES Uruguaiana Emprendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

In addition, YPF is subject to certain claims related to transportation fees and charges associated with transportation services under contracts associated with natural gas exports. One of the parties to these contracts initiated mediation proceedings with us in order to determine the merits of its claim. The mediation proceedings, did not result in an agreement and, on March 12, 2010, YPF was notified of the lawsuit filed by such company claiming the fulfillment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. YPF has answered the mentioned lawsuit. In the opinion of our management, this matter will not have a material adverse effect on our results of operations.

La Plata refinery environmental disputes. On June 29, 1999, a group of three neighbors of the La Plata refinery filed claims for the remediation of alleged environmental damages in the peripheral water channels of the refinery, investments related to contamination and compensation for alleged health and property damages as a consequence of environmental pollution caused by YPF prior to and after privatization. We notified the executive branch of the Argentine government that there is a chance that the tribunal may find us responsible for the damages. In such event, due to the indemnity provided by Law No. 24,145 and in accordance with that law, we shall be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before privatization) from the Argentine government.

On December 27, 2002, a group of 264 claimants who resided near the La Plata refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata refinery. The amount claimed is approximately Ps.77 million. We filed a writ answering the complaint. There are three similar additional claims raised by three groups of 120, 343, and 126 neighbors, respectively. The first group has made a claim for compensation of approximately Ps. 24  million, the second group has made a claim for compensation of approximately Ps. 66  million and the third one has made a claim of approximately Ps. 23  million, in addition to a request for environmental cleanup.

On December 17, 1999, a group of 37 claimants who resided near La Plata refinery, demanded the specific performance by us of different works, installation of equipment, technology and execution of work necessary to stop any environmental damage, as well as compensation for health damages alleged to be the consequence of gaseous emissions produced by the refinery, currently under monitoring.

Quilmes claims. We have been notified of 34 judicial claims filed by neighbors living near the riverside in Quilmes, in the province of Buenos Aires, as a consequence of a leak related to the La Plata – Dock Sud pipeline, which occurred in 1988 as third parties damaged and stole fuel from the pipeline, which was then repaired by Yacimientos Petrolíferos Fiscales. One of the claims has been filed by a group of people that allegedly live in this area and have requested the remediation of environmental damages and the payment of approximately Ps.47 million plus interest as compensation for alleged personal damages for hydrocarbons exposure. We have answered the complaint requesting its rejection and impleading the Argentine government. We have also notified the Argentine government of the existence of this claim and that we plan to request that it hold us harmless and indemnify us against any liability derived from this lawsuit, as provided by Law No. 24,145. The Argentine government, through an administrative decision, has denied any responsibility to indemnify us for this matter, and we have sued the Argentine government to obtain a declaratory judgment declaring this administrative decision null and void. Such declaratory judgment is still pending. There are 33 other judicial claims that have been brought against us based on similar allegations, amounting to approximately Ps.16.7 million. Additionally, we are aware of the existence of other actions brought against us that have not yet been served and which are based on similar allegations. As of the date of this report, a remediation plan is being performed in the affected area, under the supervision of the environmental authority of the province of Buenos Aires.

Tax claims. We have received several claims from the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, or “AFIP”) and from the provincial and municipal fiscal authorities, which are not individually significant, and which have been reserved based on the best information available as of the date of this report.

Pluspetrol Energy S.A. contractual obligations. Pluspetrol and Gas Atacama Generación S.A. (“Gas Atacama”), had reached an agreement through which, in case that Pluspetrol could not fulfill its natural gas delivery obligations, it would indemnify Gas Atacama. This agreement would come into effect once ratified by the Secretariat of Energy. However, on March 10, 2008, the Ministry of Economy and Production issued Resolution No. 127/2008, by which the natural gas export tax withholding rate was increased, significantly changing the commercial terms of the aforementioned agreement. Consequently, Pluspetrol informed Gas Atacama and the Secretariat of Energy of its intention to terminate the aforementioned agreement. As a result, the parties initiated discussions concerning the new regulatory framework, and reached a new agreement pursuant to which Pluspetrol shall compensate Gas Atacama for non-delivered volumes. The compensation amounts to U.S.$5.8 million per year (U.S.$2.6 million considering YPF’s interest in Pluspetrol), from 2008 until 2014.

Non-reserved, possible contingencies

In addition to the probable contingencies described in the preceding paragraphs, we have received several labor, civil, commercial and environmental claims which had not been reserved since management, based on the evidence available to date and upon the opinion of our external counsel, have considered them to be possible contingencies. The most significant of such contingencies are described below.

Noroeste basin reserves review. The effectiveness after certain specific dates of natural gas export authorizations (related to production in the Noroeste basin) granted to us pursuant to Resolution S.E. Nos. 165/99, 576/99, 629/99 and 168/00, issued by the Argentine Secretariat of Energy, is subject to an analysis by the Argentine Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by us in the Noroeste basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for us. We have submitted to the Argentine Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 (the “Export Permits”) from the Noroeste basin. These Export Permits relate to the long-term natural gas export contracts with Gas Atacama Generación S.A., Empresa Eléctrica del Norte Grande S.A. and Electroandina S.A. (collectively, the “Clients”), involving volumes of 900,000 m3/day, 600,000 m3/day and 1,750,000 m3/day, respectively. We have not yet received a response from the Argentine Secretariat of Energy. However, on March 29, 2007, an internal memorandum of the technical sector of the Argentine Secretariat of Energy addressed this file and concluded, without resolving the question that we have not included the necessary reserves to continue with the Export Permits. The file is currently awaiting decision from the Argentine Secretariat of Energy. If the Argentine Secretariat of Energy were to determine that the reserves are not sufficient to continue to comply with our export commitments and other commitments, it could declare the expiration or suspension of one or more of the Export Permits, which would have a direct impact on the export contracts, to the injury of the Clients. In the case in which it were determined that we did not act as a prudent and diligent operator and/or did not have sufficient reserves, we could be responsible for the damages that this situation causes to the Clients.

New Jersey claims. On December 13, 2005, the New Jersey Department of Environmental Protection (the “DEP”) and the New Jersey Spill Compensation Fund filed a claim with a New Jersey court against Occidental Chemical Corporation, Tierra Solutions Inc. (“Tierra”), Maxus, Repsol YPF, YPF, YPF Holdings and CLH Holdings. The plaintiffs are claiming economic compensation in an undetermined amount and punitive damages as a consequence of environmental damages, as well as the costs and fees associated with this proceeding, based on alleged violations of the Spill Compensation and Control Act, the Water Pollution Control Act and common law claims relating to a facility allegedly operated by the defendants and located in Newark, New Jersey that allegedly impacted the Passaic River and Newark Bay. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal from YPF. Notwithstanding the above, the Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed by Tierra and Maxus in February 2009. DEP filed its Third Amended Complaint in August 2010 in which it incorporated Maxus International Energy Company and YPF International S.A. as defendants. In September 2010, New Jersey governmental parties, along with other summoned entities, filed their motions to dismiss, which have been answered by Maxus and Tierra. The aforementioned motions to dismiss are pending resolution. In addition, a mediator has prepared a plan for an alternative dispute resolution process that was recently presented to the parties and is currently under discussion by them. See “—YPF Holdings.”

Patagonian Association of Land-Owners claims. On August 21, 2003, the Patagonian Association of Land-Owners (“ASSUPA”) sued the companies operating production concessions and exploration permits in the Neuquina basin, including us, claiming for the remediation of the general environmental damage purportedly caused in the execution of such activities or the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The total amount claimed against all companies is more than U.S.$547.6 million. The plaintiff requested that the Argentine government (Secretariat of Energy), the Federal Environmental Council (Consejo Federal de Medio Ambiente), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the National Ombudsman be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Argentine Supreme Court. Once the complaint was notified, we and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and the plaintiff had to file a supplementary complaint. We requested that the claim be rejected because the defects of the complaint indicated by the Argentine Supreme Court have not been corrected, but such request was denied. However, we have also requested its rejection for other reasons, and impleaded the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991, according to Law No. 24,145 and Decree 546/1993. On February 23, 2009, the Argentine Supreme Court ordered that certain provinces, the Argentine government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until the impleaded parties appear before the court and procedural issues are resolved.

Dock Sud claim. We have been sued in the following environmental lawsuits that have been filed by residents living near Dock Sud, province of Buenos Aires: (i) “Mendoza, Beatriz against National State et al.,” a lawsuit before the Argentine Supreme Court, in which the Argentine government, the province of Buenos Aires, the City of Buenos Aires, 14 municipalities and 44 companies (including us) were sued. The plaintiffs have requested unspecified compensation for collective environmental damage to the Matanza and Riachuelo river basins and for physical and property damage, which they claim to have suffered. The Argentine Supreme Court declared itself legally competent to settle only the conflict related to the collective environmental damages, including prevention of future pollution, remediation of environmental damages already caused and monetary compensation for irreparable environmental damages, and has requested that the defendants submit specific reports. In particular, it has requested that the Argentine government, the province of Buenos Aires, the City of Buenos Aires and the Federal Environmental Council submit a plan with environmental objectives. We answered the complaint and requested the impleading of the Argentine government, based on its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. In July 2008, the Argentine Supreme Court decided that the Basin Authority (Law 26,168) will be in charge of performing a remediation plan as well as of taking preventive measures in the area. The National State as well as the Province and City of Buenos Aires will be responsible for the performance of these measures. It also declared the exclusive competence of the First Instance Federal Court in Quilmes to hear any claims or disputes arising out of the remediation plan or the preventive measures and determined that any future action seeking the environmental remediation of the basin will be dismissed (litis pendentia). Additionally, the Argentine Supreme Court declared that it will determine whether and how much liability is to be borne by the parties involved; (ii) “Cicero, María Cristina against Antivari S.A.C.I. et al. for damages” in which the plaintiffs, who are residents of Villa Inflamable, Dock Sud, also demand the environmental remediation of Dock Sud and Ps.33 million in compensation for physical and property damages against many companies that have operations there, including us. We answered the complaint by requesting its rejection and asked the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

La Plata refinery environmental claims. On June 6, 2007, we were served with a complaint in which nine residents of the vicinity of the La Plata refinery request (i) the cessation of contamination and other harms they claim are attributable to the refinery and (ii) the cleanup of the adjacent canals, Río Santiago and Río de la Plata (water, soils and aquifers, including within the refinery), or, if cleanup is impossible, compensation for environmental and personal damages. The plaintiffs have also requested physical and property damages of approximately Ps. 52  million, or an amount to be determined from evidence produced in discovery. We believe that most damages that are alleged by the plaintiffs, if proven, may be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law of YPF. Notwithstanding the aforesaid, there is the possibility a judgment could order us to meet the expenses of remedying these liabilities, in which case we could ask the Argentine government to reimburse the remediation expenses for liabilities existing prior to January 1, 1991 pursuant to Law 24,145. In addition, we believe that this claim partially overlaps with the request made by a group of neighbors of the La Plata refinery on June 29, 1999, mentioned in preceding paragraphs. Accordingly, we consider that the cases will need to be partially consolidated to the extent that the claims overlap. We answered the complaint by requesting its rejection and asked for the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Additionally, we believe that any contamination that may exist could be attributable to numerous sources, including dumping of refuse over many years by other industrial facilities and by ships.

Additionally, we are aware of an action in which we have not yet been served, in which the plaintiff requests the cessation of contamination and the cleanup of the canals adjacent to the La Plata refinery, in Río Santiago, and other sectors near the coast (removal of mud, drainage of wetlands, restoration of biodiversity, among other things), and, if such sanitation is not practicable, compensation of Ps.500 million or an amount to be determined from evidence produced in discovery. We believe that this claim partially overlaps with the requests made by a group of neighbors of the La Plata refinery on June 29, 1999 and with the complaint served on June 6, 2007, mentioned in preceding paragraphs. Accordingly, we consider that if we are served in this proceeding or any other proceeding related to the same subject matters, the cases will need to be consolidated to the extent that the claims overlap. With respect to claims that would not be included in the previous proceedings, for the time being we are unable to estimate the prospects of such claims. Additionally, we believe that most of the damages that do not overlap with the aforementioned claims may be attributable to events that occurred prior to YPF’s privatization and could therefore be the responsibility of the Argentine government in accordance with the Privatization Law concerning YPF.

Concessions on Hydrocarbon bearing zones – Provincial claims. We have been notified of Resolution 433/08 issued by the Ministry of Production, Hydrocarbon Department of the Río Negro Province concerning compliance with certain obligations by exploitation concessionaires in the hydrocarbon bearing zones of Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all located in Río Negro Province. This resolution asserts that we, among others, in our capacity as a concessionaire, are liable for failing to meet certain concession and environmental obligations. If found liable, we could be at risk of termination of these concession contracts. In light of the above, and consistent with provisions of the Hydrocarbons Law, we were requested to submit a response.

The Hydrocarbons Law grants the concessionaire and/or licensee the right, prior to termination based upon contractual provisions, to cure a contractual breach within a certain period of time after receiving notice thereof. Accordingly, on May 29, 2008, we filed a request for nullification of Resolution 433/08, since this resolution failed to grant us this right. Additionally, on June 13, 2008, we submitted a response denying the charges against us and on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, we filed a writ requesting the production of certain evidence and the appointment of our technical expert. As of the date of this report, we have argued certain aspects related to the production of evidence. On May 12, 2009, we were notified of the issuance of Resolution No. 31/09 dated March 13, 2009 by the Ministry of Production, Hydrocarbon Department of the Río Negro Province, which ordered an extension of the evidence production period in this case. On December 1, 2009, we presented the requested documentary evidence and state that the production of evidence related to certain of our claims are still pending. Finally, on September 16, 2010, YPF submitted a presentation and requested the termination of this claim based on: (a) the amounts invested in the four hydrocarbon bearing zones between 2007 and 2010 and (b) the actions taken as regards to the environmental matters.

Claims related to the gas market and others. In addition to the claims described under “—Alleged defaults under natural gas supply contracts”, we are involved in the following proceedings also related to the restrictions imposed by the Argentine government in the natural gas market:

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Arbitration with Transportadora de Gas del Mercosur S.A. (TGM). YPF was notified by the International Chamber of Commerce (ICC) of an arbitration brought by TGM against YPF claiming unpaid and outstanding payments in an approximate amount of U.S.$10 million plus interest, in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF, AESU and Companhia de Gás do Estado do Río Grande do Sul (Sulgás), referred below. See “—Non-reserved, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).” On April 8, 2009, YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract, based on its termination rights upon the termination by AESU and Sulgás of the natural gas export contract discussed below.

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On July 10, 2009, TGM increased the amount of its claim to approximately U.S.$17.3 million and claimed an additional amount of approximately U.S.$366.4 million for lost profits, a claim for which we believe YPF should not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal has been constituted. On April 20, 2010, the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, AESU and Sulgás is solved. On the same date, TGM also submitted a similar request.  A ruling determining the Arbitration Tribunal’s competence is still pending.

On April 6, 2009, YPF registered a request for arbitration at the ICC against TGM, AESU and Sulgás, seeking an award declaring the termination of the gas transportation contract with TGM as a result of the termination of the natural gas export contract with AESU and Sulgás by such parties. On the same date, YPF was notified by the ICC of an arbitration brought against it by AESU and Sulgás. See “—Non-reserved, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM),” below. YPF has requested that the three proceedings be combined.

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Litigation with Transportadora de Gas del Norte S.A. (TGN). On April 8, 2009, YPF filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN for the transport of natural gas in connection with the natural gas export contract entered with AESU and other parties. The complaint is based on the termination of the referenced natural gas export contract and the legal impossibility of assigning the transportation contract to other shippers because of certain changes in law in effect since 2002; as a second order matter, the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004; and as a third order matter, the Teoría de la Imprevisión (hardship provision under Article 1198 of the Argentine Civil Code) available under Argentine law when extraordinary events render a party’s obligations excessively burdensome.

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CNDC investigation. On November 17, 2003, the CNDC requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Protection Law, from a group of almost 30 natural gas production companies, including us, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Protection Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, we received a notification of resolution dated December 2, 2005, whereby the CNDC (i) rejected the “non bis in idem” petition filed by us, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the preliminary opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Law 25,156. On January 15, 2007, the CNDC charged us and eight other producers with violations of Law 25,156. We have contested the complaint on the basis that no violation of the Law took place and that the charges are barred by the applicable statute of limitations, and have presented evidence in support of our position. On June 22, 2007, without acknowledging any conduct in violation of the Antitrust Protection Law, we filed with the CNDC a commitment according to Article 36 of the Antitrust Protection Law requesting that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings. We are still awaiting a formal response. On December 14, 2007, the CNDC elevated the investigation to the Court of Appeals.

In addition, we are subject to other claims before the CNDC which are related to alleged price discrimination in the sale of fuels. Upon the opinion of management and its legal advisors, such claims are considered possible contingencies.

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Users and Consumers’ Association claim. The Users and Consumers’ Association (Unión de Usuarios y Consumidores) claimed (originally against Repsol YPF before extending its claim to YPF) the reimbursement of allegedly excessive prices charged to bottled LPG consumers between 1993 and 2001. The claim is for a sum of Ps.91.2 million for the period 1993 to 1997 (this sum, in current pesos, would amount to approximately Ps.315 million), together with an undetermined amount for the period 1997 to 2001. We invoked the statute of limitations, since the applicable two-year statute of limitation had already elapsed. A ruling is pending on the applicability of the statute of limitations. Notwithstanding the above, the evidence production period commenced on August 6, 2009.

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Alleged defaults under natural gas contracts – Mega. Mega has claimed compensation from us for failure to deliver natural gas under the contract between us and Mega. We invoked that natural gas deliveries to Mega pursuant to the contract were affected by the Argentine government’s interference. Consequently, we believe that we are not liable for such natural gas delivery deficiencies pursuant to the doctrine of “force majeure”.

Non-reserved, remote contingencies

Our management, in consultation with our external counsel, believes that the following contingencies, while individually significant, are remote:

Congressional request for investigation to CNDC. On November 7, 2003, certain former members of the Argentine Congress, Arturo Lafalla, Ricardo Falu and others, filed with the CNDC a complaint against us for abuse of a dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted of selling bulk LPG in the domestic market at prices higher than the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC decided to forward the complaint to us, and requested explanations under Art. 29 of the Antitrust Protection Law. On January 21, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Protection Law, contending that no antitrust violations had been committed. At this point, the CNDC may accept our explanations or begin a criminal investigation. We contend that we did not restrict LPG supply in the domestic market during the relevant period, that during this period all domestic demand for LPG could have been supplied by our competitors and that therefore our market share could not be deemed a dominant position. On September 2, 2008, the CNDC issued Note No. 1131/08 requesting information in relation to the prices in the internal and external markets corresponding to the years 2000-2008. On October 7, 2008, we presented the information. On December 10, 2008, the CNDC requested us to file the LPG export contracts signed during the years 2001-2004 as well as to explain the evolution of the prices in the internal and external markets of propane and butane during the March to December period in the years 2001-2004. On December 16, 2008, we presented the requested information. Having filed the requested information, we have become aware that the CNDC has issued an opinion suggesting that the proceedings be dismissed. However, the matter is still pending before the Secretary of Domestic Commerce.

Pursuant to the provisions of Resolution No. 189/99, referred to above, certain third parties have claimed compensation for alleged damages suffered by them as a consequence of our sanctioned conduct. We have denied these claims and presented our defenses.

Other export tax disputes. Between 2006 and 2009, the Customs General Administrations in Neuquén, Comodoro Rivadavia and Puerto Deseado informed us that certain summary proceedings had been brought against us based on alleged formal misstatements on forward oil deliveries (future commitments of crude oil deliveries) in the loading permits submitted before these agencies. In December 2008, the Customs General Administration of Neuquén rejected our arguments and issued a resolution against us. We will appeal before the National Fiscal Court. Although our management, based on the opinion of legal counsel, believes the claim has no legal basis, the potential fines imposed could be substantial.

Mendoza royalties dispute. Following certain claims from the province of Mendoza that the international market price be used in the calculation of royalties relating to internal market transactions based on its interpretation of Section 6 of Law No. 25,561, we commenced an administrative proceeding. Our request is currently pending. Additionally, YPF filed a declaratory action with the Argentine Supreme Court, with application for an injunction to declare unconstitutional the interpretation that the province of Mendoza applies to Section 6 of Law No. 25,561. On April 7, 2009, we were notified that the Argentine Supreme Court declared itself competent to hear the case brought by YPF, and issued a preliminary injunction to restrain the province of Mendoza from applying the international market price in calculating the royalties payable by YPF. The final resolution of this case is still pending.

Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM). On April 6, 2009, YPF was notified by the ICC of an arbitration brought against it by AESU and Sulgás claiming damages in an amount of approximately U.S.$1,052 million, which includes damages for the matter described above with respect to AESU, in connection with YPF’s alleged liability resulting from the termination by AESU and Sulgás of the natural gas export contract entered into in September 1998. See “—Alleged defaults under natural gas supply contracts” above. YPF denies all liability arising from such termination. Moreover, YPF believes that AESU’s damages assessment is far beyond any reasonable assessment, since it exceeds six-fold the maximum aggregate deliver-or-pay penalties that would have accrued in the event that YPF would breached its delivery obligations for the maximum daily quantity through the expiration of the term of the natural gas export contract. In addition, more than 90% of AESU’s damages assessment relates to alleged loss of profits that may be strongly challenged on the basis that prior to the termination of the natural gas export contract, AESU voluntarily terminated all of its long term power purchase contracts. Furthermore, on April 6, 2009, YPF registered a request for arbitration against AESU, Sulgás and TGM at the ICC seeking a declaration from the arbitral tribunal that, among other things, AESU and Sulgás have repudiated and unilaterally and illegally terminated the natural gas export contract entered into in September 1998 and declaring AESU and Sulgás liable for any damages suffered by the parties because of such termination, including but not limited to the damages resulting from the termination of the natural gas transportation contracts associated with the natural gas export contract. See “—Arbitration with Transportadora de Gas del Mercosur S.A. (TGM).”

The Arbitration Tribunal has been constituted in both arbitration proceedings. In both proceedings, the parties agreed on the Terms of Reference (on October 1, 2010 in the arbitration brought against YPF and on October 10, 2010 in the arbitration brought against AESU, Sulgás and TGM) that determine –among other matters- the controversial issues of both claims. Furthermore, the Arbitration Tribunal ordered to divert proceedings in order to solve jurisdictional oppositions before ruling on the object of the claims.

 Proceedings related to foreign currency proceeds. On December 9, 2002, we filed a declaratory judgment action (Acción Declarativa de Certeza) before an Argentine federal court requesting clarification as to the uncertainty generated by opinions and statements of several organizations providing official advice that the right of the hydrocarbon industry to freely dispose of up to 70% of foreign currency proceeds from exports of hydrocarbons products and byproducts, as provided by Executive Decree No. 1,589/89, had been implicitly abolished by the new exchange regime established by Executive Decree No. 1,606/01. On December 9, 2002, a federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with our access to and use of 70% of the foreign exchange proceeds from our hydrocarbon exports. Following the enactment of Decree No. 2,703/02 in December 2002, we expanded the scope of the declaratory judgment action before the federal court to clear any doubts and uncertainty arising after the enactment of this decree. See “Item 4. Information on the Company —Regulatory Framework and Relationship with the Argentine Government—Repatriation of Foreign Currency” in our 2009 20-F.  On December 1, 2003, the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703/02, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. Nevertheless, the Court of Appeals’ decision was silent with respect to the availability of the exemption to convert proceeds from export operations carried out by oil and gas companies into domestic currency prior to the issuance of Decree No. 2,703/02.

On October 12, 2007, we were notified of the initiation of an administrative summary proceeding for alleged late repatriation of foreign currency proceeds, and the failure to repatriate the remaining 70%, in connection with some hydrocarbon export transactions made in 2002 (during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02). Nevertheless, a final and unchallenged judicial judgment issued by a First Instance Court in Criminal Economic Matters in a similar administrative summary proceeding against a different company for alleged violation of the criminal exchange law (lack of repatriation of 70% of foreign currency proceeds) regarding export transactions made in 2002 resolved the matter in favor of that company based on well-founded arguments that were not challenged by the prosecutor. In addition, the Office of the General Prosecutor of Argentina has issued an opinion in a similar administrative summary proceeding involving another oil company stating that no criminal law violations existed in that case due to the lack of willful misconduct and the existence of differing regulations that created uncertainty as to the scope of certain obligations, and stating that the proceeding should be dismissed. On April 30, 2009, in similar administrative proceedings involving another oil company, the National Administrative Court of Appeals resolved the matter in favor of that company, on the basis that the free disposal regime of up to 70% of export proceeds was in force during 2002, upon the publication of Decree No. 1638/01 on December 12, 2001. Extraordinary appeals filed by the Argentine government and the Central Bank have been rejected. Consequently, YPF considers that the administrative summary proceeding against YPF is unlikely to be successful.

Additional information

On August 11, 2006, we received Note SE No. 1009 (the “Note”) from the Argentine Secretariat of Energy, which reviewed the progress of reserves in the Ramos Area in the Noroeste basin, in relation to the export authorization granted by Resolution S.E. No. 169/97 (the “Export Authorization”). The Export Authorization concerns the long-term natural gas export contract between us and Gas Atacama, for a maximum daily volume of 530,000 m3/day. The Note stated that as a result of the decrease in natural gas reserves supporting the Export Authorization, the domestic market supply was at risk. The Note preventively provided that the maximum natural gas daily volumes authorized to be exported under the Export Authorization were to be reduced by 20%, affecting the export contract. We filed an answer to the Note on September 15, 2006 stating our allegations and defenses.

YPF Holdings

The following is a brief description of certain environmental and other liabilities related to YPF Holdings Inc., a Delaware corporation.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemical Company (“Chemicals”), to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the Closing Date, including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date. See “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States” in our 2009 20-F.

As of September 30, 2010 and December 31, 2009, YPF Holdings’ allowances for environmental and other contingencies totaled approximately Ps.574 million and Ps.531 million, respectively. YPF Holdings management believes it has adequately reserved for all environmental and other contingencies that are probable and can be reasonably estimated based on information available as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, and the issuance of orders by regulatory authorities, which could result in material additions to such reserves in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ reserves for the environmental and other contingencies described below are based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra may have to incur costs that may be material, in addition to the reserves already taken.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved interim remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement with Occidental. Operations and maintenance of the constructed remedy are ongoing, and as of September 30, 2010, YPF Holdings has reserved approximately Ps.60 million in connection with such activities.

Passaic River/Newark Bay, New Jersey. Maxus, acting on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the Newark, New Jersey plant site described above. While some work remains, these studies were substantially completed in 2005. In addition, the EPA and other agencies are addressing the lower 17-mile portion of the Passaic River (including the six-mile portion already studied) in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with certain other entities, has agreed to participate in and fund a remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated allocations of RIFS costs among themselves based on a number of considerations. The EPA has issued a letter to other companies related to the pollution of Newark Bay. In addition, in August 2010, Tierra proposed to the other parties that, for the third stage of the RIFS undertaken in Newark Bay, the cost shall be allocated on a per capita basis. As of September 30, 2010 the parties are analyzing that proposal.

Tierra, acting on behalf of Occidental, is also performing and funding a separate RIFS to characterize sediment contamination and evaluate remedial alternatives in Newark Bay and portions of the Hackensack River, the Arthur Kill, and the Kill van Kull pursuant to a 2004 administrative order on consent with EPA. The EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay.

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River described above. The development of this Plan was estimated by the DEP to cost approximately U.S.$2.3 million (Ps. 9.1 million). The DEP has advised the recipients that they are not required to respond to the directive until otherwise notified. Also in December 2005, the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental, alleging that dioxin, DDT and other “hazardous substances” discharged from Chemicals’ former Newark plant contaminated the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The plaintiffs seek damages for the past cost of investigation and cleanup of these waterways, property damage and other economic impacts (such as decreases in tax revenues and value of real estate and increases in public medical costs, etc.), and punitive damages. The defendants have made responsive pleadings and/or filings. In March 2008, the court denied motions to dismiss for failure to state a claim by Occidental, and by Tierra and Maxus. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal by YPF. The Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed by Tierra and Maxus in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants.  In September 2010, governmental entities of the State of New Jersey and a number of third-party defendants filed motions to dismiss and Maxus and Tierra filed their responses.  Rulings on these motions are still pending.  DEP has not placed dollar amounts on all its claims, but it has (a) contended that a US$50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately US$113 million in past “cleanup and removal costs,” and is seeking an additional award of between US$10 and US$20 million to fund a study to assess natural resource damages, and (c) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of the cost of other economic impacts. See “—Argentina—New Jersey Claims.” Simultaneously, a mediator prepared a work plan for an alternative dispute resolution process that was recently presented to the parties and is currently under discussion by them.

In June 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These range from no action (which would result in comparatively little cost) to extensive dredging and capping (which according to the draft FFS, EPA estimated could cost from U.S.$0.9 billion to U.S.$2.3 billion), and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the draft FFS to EPA, as did a number of other interested parties. A revised remedy proposal is expected to be issued during the third quarter of 2011. Tierra plans to respond to any further EPA proposal as may be appropriate at that time.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”), as one of the Federal Natural Resources Trustees (“Trustees”), sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enter into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined the NOAA’s request, citing concerns with matters such as the FFS. In January 2008, the NOAA sent a letter to us, YPF Holdings, CLH Holdings Inc. and other entities designating each as a potentially responsible party (“PRP”), all of which have denied being a PRP. In November 2008, Occidental and Tierra entered into an agreement with the Trustees to fund a portion of the Trustees’ past costs and conduct certain assessment activities during 2009. A group of approximately 20 other parties has also entered into a similar agreement with the Trustees. In November 2009, Tierra declined to extend this agreement for one additional year, citing concerns arising from the Passaic River litigation.

In June 2008, the EPA, Occidental, and Tierra entered into an Administrative Order on Consent (“AOC”), pursuant to which Tierra (on behalf of Occidental) will undertake the removal of sediment from a portion of the Passaic River in the vicinity of Chemicals’ former Newark, New Jersey facility described above. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two phases. The field work on the first phase, which will encompass the removal of 40,000 cubic yards, is scheduled to begin in 2011 and is expected to be completed approximately nine months later. The first phase of clean up is estimated to cost approximately U.S.$45 million. The second phase, which will encompass the removal of approximately 160,000 cubic yards of sediment, will be completed on a different schedule. Pursuant to the AOC, the EPA has required the provision of financial assurance in the amount of U.S.$80 million for the performance of the removal work through a trust fund.  As of the date of this report, U.S.$22 million has been contributed to the fund; an additional U.S.$10 million must be contributed every six months until a total of U.S.$80 million has been deposited into the fund. The total amount of required financial assurance may be decreased or increased over time if the anticipated cost of completing the removal work contemplated by the AOC changes. Notwithstanding, during the first quarter of 2010, a letter of credit to provide financial assurance has been issued, in order to avoid the restriction of additional funds pursuant to the AOC. During the removal work, certain contaminants not produced by the former Chemicals plant, such as PCBs and mercury, will be removed along with dioxin. YPF Holdings may seek cost recovery from the parties responsible for such contamination; however, at this time it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action. The removal work required pursuant to the AOC will be conducted concurrently with and in addition to the other investigations and remedial actions described above, including those undertaken in connection with the FFS concerning the lower eight miles of the Passaic River, the RIFS addressing the lower 17-mile portion of the Passaic River, and the RIFS relating to contamination in Newark Bay, portions of the Hackensack River, the Arthur Kill and the Kill van Kull.

As of September 30, 2010, YPF Holdings has reserved approximately Ps.260 million in connection with the foregoing matters related to the Passaic River, the Newark Bay and the surrounding area comprising the estimated costs for studies, estimated costs in connection with the AOC, and certain other matters related to the Passaic River and Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. How these matters are resolved, including the development of new information, the imposition of natural resource damages or the selection of remedial actions differing from the scenarios we have proposed could result in Maxus and Tierra incurring material costs in addition to the amount currently reserved.

Hudson and Essex Counties, New Jersey. Until the 1970s, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny Plant”). Tierra, on behalf of Occidental, is providing financial assurance in the amount of U.S.$20 million for performance of the work associated with the issues described below.

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and for the conduct of a study by paying the DEP a total of U.S.$19.5 million. Second, the DEP filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of U.S.$2.3 million dollars allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. The parties have come to an agreement regarding this matter, pursuant to which Tierra will pay U.S.$5 million, and will remediate 3 sites, at an estimated cost of U.S.$2.1 million. In addition, in 2008 the DEP approved the construction of certain interim remedial measures relating to the Kearny Plant; work on those remedial measures has begun.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and certain other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results has been submitted to the DEP. The DEP has requested additional sampling, and a work plan to conduct such sampling has been prepared and submitted to the DEP for its approval.

In November 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act. The parties have entered into an agreement that addresses the concerns of the environmental groups and these groups have agreed, at least for now, not to file suit. In March 2008, the DEP approved an Interim Response Action work plan for work to be performed at the Kearny Plant site by Tierra and at the adjacent property by Tierra in conjunction with other parties.  This adjacent property was listed by EPA on the National Priority List in 2007.  In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site.  The parties have responded and are awaiting discussion with the EPA as to the scope of activities.

As of September 30, 2010, YPF Holdings has reserved a total of approximately Ps.100 million in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase significantly depending upon the final soil action levels, the DEP’s response to Tierra’s studies and reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations there over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). The Ohio Environmental Protection Agency (“OEPA”) has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with development plans (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. YPF Holdings has reserved a total of approximately Ps.53 million as of September 30, 2010 for its estimated share of the cost to perform the remedial investigation and feasibility study, the Remediation Work and other operation and maintenance activities at this site.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Occidental) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. Additionally, in 2007 the parties entered into a settlement with federal and state natural resources trustees in connection with claims for natural resources damages. As of September 30, 2010, YPF Holdings has reserved approximately Ps.18 million for its estimated share of the remediation and the natural resources damages settlement associated with the Greens Bayou facility. The remediation activities were largely finished in 2009, but some minor closure activities, as well as ongoing operations and maintenance, are still in progress.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. In 2006, Maxus and four other PRPs entered into a Joint Participation and Defense Agreement, and in January 2007 those PRPs and EPA entered into an AOC to perform a RIFS.  The PRP Agreement includes an interim allocation, under which Maxus’s share is 50%.  Preliminary work in connection with the RIFS in respect of this site commenced in the second half of 2006. YPF Holdings has reserved approximately Ps.5 million as of September 30, 2010 for its estimated share of the costs of the RIFS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus is responsible for certain liabilities attributable to Occidental, as successor to Chemicals, in respect of the Malone Service Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986.

Chemicals has also been designated as a PRP by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. At September 30, 2010, YPF Holdings had reserved approximately Ps.2 million in connection with its estimated share of costs related to the Milwaukee Solvay Coke & Gas Site, the Malone Service Company Superfund Site, and the other sites mentioned in this paragraph.

“Agent Orange” and VCM Litigation. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus’ petition to the Texas Supreme Court for review was denied. This decision will require Maxus to accept responsibility for various matters for which it has refused to indemnify Occidental since 1998, which could result in the incurrence of costs in addition to YPF Holdings’ current reserves for this matter. This decision will also require Maxus to reimburse Occidental for past costs. In 2009, Maxus received a statement from Occidental of the costs Occidental believed to be due under the judgment, in the amount of U.S.$16.7 million.   In March 2009, Maxus paid U.S.$14.9 million in respect of court costs, interests through the end of 2007 and estimates of future costs for which Maxus could become liable under the declaratory judgment. In September 2009, Maxus paid to Occidental $1.9 million.  As of September 30, 2010, only approximately U.S.$0.2 million of disputed claims (relating to Occidental’s internal costs) remains pending.  Maxus has fully reserved for this claimed amount.

Turtle Bayou Litigation. In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs for the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. Judgment was entered in this action, and Maxus filed a motion for reconsideration which was partially successful. As a result, the court’s decision requires Maxus to pay, on behalf of Occidental, approximately 16% of those costs incurred by one of the plaintiffs. Maxus appealed this judgment and posted a supersedeas bond in the amount of $3.1 million.  In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents and remanded the case to the District Court for further proceedings.  As of September 30, 2010, YPF Holdings has reserved approximately Ps.15 million in respect of this matter.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on the company’s financial condition. YPF Holdings has established reserves for legal contingencies and environmental issues in those situations where a loss is probable and can be reasonably estimated.

ITEM 6.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos – Note 1)
(The condensed consolidated statements of income for the nine-month periods ended September 30, 2010 and September 30, 2009, are unaudited)

	2010	2009

Net sales (Note 3.h)	31,849	24,648
Cost of sales (Note 6.b)	(20,866)	(16,696)
Gross profit	10,983	7,952

Selling expenses (Note 6.c)	(2,182)	(1,790)
Administrative expenses (Note 6.c)	(1,015)	(776)
Exploration expenses (Note 6.c)	(178)	(422)
Operating income	7,608	4,964

Income (loss) on long-term investments	67	(5)
Other expense, net (Note 3.i)	(23)	(17)
Financial income (expense), net and holding gains (losses):
Gains (losses) on assets
Interests	87	69
Exchange differences	176	288
Holding gains (losses) on inventories	467	(163)
Losses on liabilities
Interests	(664)	(714)
Exchange differences	(400)	(785)
Net income before income tax	7,318	3,637
Income tax	(2,738)	(1,567)
Net income	4,580	2,070
Earnings per share (Note 1)	11.64	5.26

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Amounts expressed in million of Argentine pesos – Note 1)
(The condensed consolidated balance sheet as of September 30, 2010, is unaudited)

	2010	2009
Current Assets
Cash	392	669
Investments (Note 3.a)	3,137	1,476
Trade receivables (Note 3.b)	3,234	2,831
Other receivables (Note 3.c)	3,644	2,490
Inventories (Note 3.d)	3,958	3,066
Total current assets	14,365	10,532

Noncurrent Assets
Trade receivables (Note 3.b)	40	22
Other receivables (Note 3.c)	1,224	975
Investments (Note 3.a)	686	749
Fixed assets (Note 3.e)	29,020	27,993
Intangible assets	11	12
Total noncurrent assets	30,981	29,751
Total assets	45,346	40,283

Current Liabilities
Accounts payable (Note 3.f)	6,213	5,857
Loans (Note 3.g)	6,052	4,679
Salaries and social security	316	298
Taxes payable	2,574	1,437
Contingencies (Note 5.a)	289	341
Total current liabilities	15,444	12,612

Noncurrent Liabilities
Accounts payable (Note 3.f)	4,696	4,391
Loans (Note 3.g)	1,348	2,140
Salaries and social security	127	110
Taxes payable	162	190
Contingencies (Note 5.a)	2,276	1,959
Total noncurrent liabilities	8,609	8,790
Total liabilities	24,053	21,402

Shareholders’ Equity (per corresponding statements)	21,293	18,881
Total liabilities and shareholders’ equity	45,346	40,283

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Amounts expressed in million of Argentine pesos – Note 1)
(The condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2010 and September 30, 2009, are unaudited)

	2010		2009
Cash Flows from Operating Activities
Net income	4,580		2,070
Adjustments to reconcile net income to net cash flows provided by operating activities:
(Income) loss on long-term investments	(67)		5
Depreciation of fixed assets	4,114		3,648
Consumption of materials and fixed assets retired	380		443
Income tax	2,738		1,567
Increase in accruals	706		846
Changes in assets and liabilities:
Trade receivables	(342)		(81)
Other receivables	(1,346)		(340)
Inventories	(892)		452
Accounts payable	382		(1,219)
Salaries and social security	35		21
Taxes payable	67		(586)
Decrease in accruals	(441)		(930)
Interests, exchange differences and others	431		721
Dividends from long-term investments	8		27
Income tax payments	(1,676)		(734)
Net cash flows provided by operating activities	8,677	(1)	5,910	(1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(5,597	)(2)	(3,640	)(2)
Investments (non cash and equivalents)	115		34
Net cash flows used in investing activities	(5,482)		(3,606)

Cash Flows used in Financing Activities
Payment of loans	(9,462)		(10,682)
Proceeds from loans	9,814		11,465
Dividends paid	(2,163)		(2,478)
Net cash flows used in financing activities	(1,811)		(1,695)
Increase in Cash and Equivalents	1,384		609

Cash and equivalents at the beginning of year	2,145		1,215
Cash and equivalents at the end of period	3,529		1,824
Increase in Cash and Equivalents	1,384		609

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (234) and (269) corresponding to interest payments for the nine-month periods ended September 30, 2010 and 2009 respectively.
(2)
Includes 115 and 297 corresponding to payments related with the extension of certain exploitation concessions in the Province of Neuquén (Note 5.c) for the nine-month periods ended September 30, 2010 and 2009, respectively.

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Amounts expressed in million of Argentine pesos – Note 1, except for per share amount in pesos)
(The condensed consolidated statements of changes in shareholders’ equity for the nine-month periods ended
September 30, 2010 and September 30, 2009, are unaudited)

2010
Shareholders’ Contributions
	Subscribed capital	Adjustment to contributions	Issuance premiums	Total

Balances at the beginning of year	3,933	7,281	640	11,854
As decided by the Board of Directors’ meeting of May 5, 2009:
- Cash Dividends (6.30 per share)	-	-	-	-
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 14, 2010:
- Reversal of Reserve for Future Dividends	-	-	-	-
- Appropriation to Reserve for Future Dividends	-	-	-	-
As decided by the Board of Directors’ meeting of April 14, 2010:
- Cash Dividends (5.50 per share)	-	-	-	-
Net decrease in deferred earnings (Note 2.i)	-	-	-	-
Net income	-	-	-	-
Balances at the end of period	3,933	7,281	640	11,854

	2010					2009
	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity	Total shareholders’ equity

Balances at the beginning of year	2,243	(256)	1,004	4,036	18,881	20,356
As decided by the Board of Directors’ meeting of May 5, 2009:
- Cash Dividends (6.30 per share)	-	-	-	-	-	(2,478)
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 14, 2010:
- Reversal of Reserve for Future Dividends	-	-	(1,004)	1,004	-	-
- Appropriation to Reserve for Future Dividends	-	-	5,040	(5,040)	-	-
As decided by the Board of Directors’ meeting of April 14, 2010:
- Cash Dividends (5.50 per share)	-	-	(2,163)	-	(2,163)	-
Net decrease in deferred earnings (Note 2.i)	-	(5)	-	-	(5)	(66)
Net income	-	-	-	4,580	4,580	2,070
Balances at the end of period	2,243	(261)	2,877	4,580	21,293	19,882

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010 AND COMPARATIVE INFORMATION
(Amounts expressed in million of Argentine pesos, except where otherwise indicated – Note 1)
(The condensed consolidated financial statements as of September 30, 2010 and September 30, 2009, are unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima (“YPF”) and its controlled and jointly controlled companies (the “Company”) have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina (“Argentine GAAP”), and taking into consideration the regulations of the National Securities Commission (“CNV”).

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these condensed consolidated financial statements, individual financial statements have been omitted since they are not required for the United States Securities and Exchange Commission (“SEC”) reporting purposes.

Furthermore, certain disclosures required by Argentine GAAP have been omitted for purposes of these condensed consolidated financial statements, since they are not required for SEC interim-period reporting purposes.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”)”. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 dated July 1, 2010), for certain publicly-traded entities under Law No. 17,811. The application of such rules will be mandatory for YPF for the fiscal year beginning on January 1, 2012.

The accompanying condensed consolidated financial statements are unaudited, but reflect all the adjustments which, in the opinion of Management, are necessary to present the condensed consolidated financial statements on a consistent basis with the audited annual financial statements. Certain notes and other information have been condensed or omitted in these condensed consolidated financial statements; therefore, they should be read in conjunction with the Company’s 2009 Annual Report on Form 20-F filed with the SEC.

Presentation of financial statements in constant Argentine pesos

The condensed consolidated financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the FACPCE and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Basis of consolidation

Following the methodology established by Technical Resolution No. 21 of the FACPCE, YPF has consolidated its balance sheets and the related statements of income and cash flows as follows:

•
Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to YPF’s balances after the elimination of intercompany profits, transactions, balances and other consolidation  adjustments and minority interest if applicable.

•
Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of YPF’s proportionate share in their assets, liabilities, net revenues, costs and expenses, considering the elimination of intercompany profits, transactions, balances and other consolidations adjustments.

Foreign subsidiaries are defined as integrated companies when they carry out their operations as an extension of the parent company’s operations or as non-integrated companies when they collect cash and other monetary items, incur expenses, generate income and are financed principally through their own resources. Assets and liabilities of non-integrated foreign subsidiaries are translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements are translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are included as a component of shareholder’s equity in the account “Deferred Earnings”, which are maintained until the sale or complete or partial reimbursement of capital of the related investment occurs. Assets, liabilities and income statements of integrated foreign subsidiaries are translated at the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are credited (charged) to the income statement in the account “Gains (losses) on assets - Exchange differences”.

The condensed consolidated financial statements are based upon the latest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which could have produced changes on the latter’s shareholders’ equity.

The valuation methods employed by the controlled and jointly controlled companies are consistent with those followed by YPF. If necessary, adjustments to the accounting information have been made to conform the accounting principles used by these companies to those of YPF. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign subsidiaries’ financial statements.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Subsidies and incentives are recognized as sales in the income statement in the period in which the conditions for obtaining them are accomplished.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses.

Production concession and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concession and exploration permits under Law No. 17,319, which has been amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to the Provinces or the Nation, depending on the location. Exploration permits may have a term of up to 14 years (17 years for off shore exploration) and production concessions have a term of 25 years, which may be extended for an additional ten–year term (Note 5.c).

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments, trade receivables and current liabilities approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each period or year, for investments with the same remaining maturity, approximates its carrying value. As of September 30, 2010 and December 31, 2009 the fair value of loans payable estimated based on market prices or current interest rates at the end of each period or year amounted to 7,445 and 6,827, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, trade receivables and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties.

Additionally, the Company accounts for credit losses based on specific information of its clients. Appart from the receivables with the Argentine Government related to the subsidies on gas oil sales provided by the Argentine Government to the public transportation according to Executive Decree No. 652/02 and its amendments, and the participations on the Petroleum and Refining Plus Program established by Decree No. 2014/2008 and its regulations, among others, recorded in Note 3.c “Tax credits, export rebates and production incentives”, the Company´s customer base is dispersed.

As of September 30, 2010, YPF does not hold derivative financial instruments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the nine-month periods ended as of September 30, 2010 and 2009.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the condensed consolidated financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

-
Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. Investments with price quotation have been valued at fair value as of the end of each period or year.

-
Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, including accrued interest, if applicable. Investments with price quotation have been valued at fair value at the relevant exchange rate in effect as of the end of each period or year. Exchange differences have been credited (charged) to current income.

When generally accepted accounting principles require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)	Inventories:

-	Refined products, products in process, crude oil and natural gas have been valued at current production cost or replacement cost, as applicable, as of the end of each period or year.

-	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

c)	Noncurrent investments:

These include the Company's investments in companies under significant influence and holdings in other companies. These investments have been valued using the equity method, except for holdings in other companies, which have been valued at acquisition cost remeasured as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd. and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since the Company exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors.

If applicable, allowances have been made to reduce investments, where direct or indirect interest is held, to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, lower activity expectations, events of default on certain debts and the de-dollarization and freezing of certain utility rates.

Holdings in preferred shares have been valued at equity method considering the provisions defined in the respective bylaws.

If necessary, adjustments to the accounting information have been made to conform the accounting principles used by companies under significant influence to those of the Company.

The investments in companies under significant influence, have been valued based upon the latest available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related companies which have produced changes on the latter shareholders’ equity.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Company has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

d)	Fixed assets:

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Note 6.a. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

-
The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. As of the issuance date of these condensed consolidated financial statements, there are no exploratory wells capitalized for more than one year after the completion of the drilling.

-	Intangible drilling costs applicable to productive wells and to development dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

-
The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

-
The capitalized costs related to acquisitions of properties and extension of concessions with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

-	The capitalized costs related to areas with unproved reserves are periodically reviewed by Management to ensure that the carrying value does not exceed their estimated recoverable value.

-
Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

-
Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

-	The Company's other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections of refineries, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method over the period of operation to the next major inspection.

Renewals and betterments that extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets' carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4, does not exceed their estimated recoverable value.

e)	Salaries and Social Security – Benefit plans:

YPF Holdings Inc., which has operation in the United States of America, has certain defined-benefit plans and postretirement and postemployment benefits.

The funding policy related to the defined-benefit plans as of September 30, 2010, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the postretirement and postemployment benefits, and consequently, payments related to them are funded as claims are notified.

The plans above mentioned are valued at net present value, are accrued on the years of active service of employees and are disclosed as non-current liabilities in the “Salaries and social security” account. The actuarial losses and gains related to the changes in actuarial assumptions for each year are recognized in “Other expense, net” account in the statement of income. YPF Holdings Inc. updates the actuarial assumptions at the end of each year.

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina provide the option to disclose the mentioned effect in a note to the financial statements instead. The Company adopted this latter criterion.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company's tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company's tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be  generated in the next ten years.

The Company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income; consequently, the Company has not recorded any charge for this latter tax.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes (see additionally Note 5.c). The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate the royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments.

Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted. On November 16, 2007, the MEP published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The new regime provides reference prices and floor prices which in conjunction with the international price determine the export rate for each product. For crude oil, when the international price exceeds the reference price of US$ 60.9 per barrel, the producer is allowed to collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the international price is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007. As of September 30, 2010, the crude oil withholding rate determined according to Resolutions No. 394/2007 and No. 127/2008 of MEP, also currently applies to diesel, gasoline products and other refined products. In addition, the procedure above mentioned also applies to fuel oil, petrochemical gasoline, lubricants and liquefied petroleum gas (including propane, butane and blends) and other refined products, considering different reference and floor prices disclosed in the mentioned resolutions.

Natural gas export clients are currently absorbing the payment of export duties established by the Resolution

No. 127/08. Some of them have paid reserving their rights to future claims.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g)	Allowances and accruals:

-
Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

-
Accruals for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management's expectations and in consultation with legal counsels. Accruals for losses are required to be accounted at the discounted value as of the end of each period or year, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

h)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company's estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

i)	Shareholders’ equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of the investments in non-integrated foreign companies.

j)	Statement of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

-	Accounts which accumulate monetary transactions at their face value.

-	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

-	Depreciation of nonmonetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.

-	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains (losses) on inventories” account.

-
Income (loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income (loss) on long-term investments” account, except for the exchange differences arising from the translation process of the foreign subsidiaries defined as integrated companies which are included in the account “Gains (losses) on assets -  Exchange differences”.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying condensed consolidated financial statements are as follows:

Balance Sheets as of September 30, 2010 and December 31, 2009

a) Investments:	2010				2009
	Current		Noncurrent		Current		Noncurrent
Short-term investments	3,137	(1)	35	(3)	1,476	(1)	150	(3)
Long-term investments	-		733	(2)	-		724	(2)
Allowance for reduction in value of holdings in long-term investments	-		(82	) (2)	-		(125	)(2)
	3,137		686		1,476		749

(1)	Corresponds to investments with an original maturity of less than three months.
(2)
Includes the interest in Gas Argentino S.A. (“GASA”). On May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was opened on June 8, 2009. As of September 30, 2010, YPF has an allowance for the total book value of the investment previously mentioned.

(3)	Corresponds to restricted cash as of September 30, 2010, and December 31, 2009, which represents bank deposits used as guarantees given to government agencies.

b) Trade receivables:	2010		2009
	Current	Noncurrent	Current	Noncurrent
Accounts receivable	3,353	40	2,963	22
Related parties	314	-	281	-
	3,667	40	3,244	22
Allowance for doubtful trade receivables	(433)	-	(413)	-
	3,234	40	2,831	22

c) Other receivables:	2010		2009
	Current	Noncurrent	Current	Noncurrent
Deferred income tax	-	428	-	448
Tax credits, export rebates and production incentives	2,432	32	1,403	16
Trade	150	-	105	-
Prepaid expenses	274	81	208	82
Concessions charges	17	30	17	38
Related parties	38	252	192	74
Loans to clients	26	67	30	69
Trust contributions - Obra Sur	9	120	-	119
Advances to suppliers	198	-	125	-
Collateral deposits	184	2	177	4
Advances and loans to employees	45	-	42	-
From joint ventures and other agreements	116	-	100	-
Miscellaneous	249	229	185	142
	3,738	1,241	2,584	992
Allowance for other doubtful accounts	(94)	-	(94)	-
Allowance for valuation of other receivables to their estimated realizable value	-	(17)	-	(17)
	3,644	1,224	2,490	975

d) Inventories:	2010	2009

Finished products	2,432	1,715
Crude oil and natural gas	1,081	989
Products in process	58	59
Raw materials, packaging materials and others	387	303
	3,958	3,066

e) Fixed assets:	2010	2009

Net book value of fixed assets (Note 6.a)	29,060	28,033
Allowance for unproductive exploratory drilling	(3)	(3)
Allowance for obsolescence of material and equipment	(37)	(37)
	29,020	27,993

f) Accounts payable:	2010		2009
	Current	Noncurrent	Current	Noncurrent

Trade	4,872	35	4,576	40
Hydrocarbon wells abandonment obligations	244	4,300	238	4,016
Related parties	261	-	249	-
Extension of the Concessions - Province of Neuquén (Note 5.c)	31	-	142	-
From joint ventures and other agreements	356	-	358	-
Environmental liabilities	267	216	179	285
Miscellaneous	182	145	115	50
	6,213	4,696	5,857	4,391

g) Loans:			2010				2009
	Interest rates (1)	Principal maturity	Current		Noncurrent		Current	Noncurrent

Negotiable Obligations(2)	4.00 – 12.25%	2011 - 2028	367		618		6	547
Related parties	2.48 – 4.25%	2010 - 2011	935		-		912	380
Other financial debts	0.90 – 17.05%	2010 - 2012	4,750	(3)	730	(3)	3,761	1,213
			6,052	(4)	1,348	(4)	4,679	2,140

(1)	Annual interest rate as of September 30, 2010.
(2)	Net of 57 and 38, corresponding to YPF outstanding Negotiable Obligations repurchased through open market transactions as of September 30, 2010 and December 31, 2009, respectively.
(3)	Includes approximately 4,275 corresponding to loans agreed in U.S. dollars, 4,199 accrue fixed interest at rates between 0.90% and 4.69%, and 76 accrue variable interest of LIBO plus 5.25%.
(4)
As of September 30, 2010, 6,177 accrue fixed interest, 205 accrue variable interest of BADLAR plus 1.75%, 145 accrue variable interest of BADLAR plus 2%, 797 accrue variable interest of LIBO plus 2% and 76 accrue variable interest of LIBO plus 5.25%.

Details regarding the Negotiable Obligations of YPF are as follows:

(in million)
M.T.N. Program		Issuance					2010		2009
Year	Amount	Year	Principal Value	Interest Rate(1)		Principal Maturity	Current	Noncurrent	Current	Noncurrent

1997	US$ 1,000	1998	US$ 100	10.00%		2028	16	342	6	342
2008	US$ 1,000	2009	US$ 205	12.00	%(2)	2011	205	-	-	205
2008	US$ 1,000	2010	US$ 143	12.25	%(3)	2011	145	-	-	-
2008	US$ 1,000	2010	US$ 70	4.00%		2013	1	276	-	-
							367	618	6	547

(1)	Interest rate as of September 30, 2010.
(2)	Accrues interest at a variable interest rate of BADLAR plus 1.75%.
(3)	Accrues interest at a variable interest rate of BADLAR plus 2%.

In connection with the issued Negotiable Obligations, YPF has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders representing a percentage that varies between 10% and 25% of the total principal amount of the outstanding Negotiable Obligation may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross–default clauses. Almost all of YPF’s outstanding debt is subject to this kind of clauses.

The Shareholders’ meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Proceeds from this offering shall be used exclusively to invest in fixed assets and working capital in Argentina. On September 24, 2009, YPF issued under the mentioned program the Negotiable Obligations “Class I” at variable interest, with final maturity in 2011, for an amount of 205 million of Argentine pesos. Additionally, on March 4, 2010, the Company issued under the mentioned program the Negotiable Obligations “Class II” at variable interest, with final maturity in 2011, for an amount of 143 million of Argentine pesos and the Negotiable Obligations “Class III” at fixed interest, with final maturity in 2013, for an amount of US$ 70 million. All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

Statements of Income as of September 30, 2010 and 2009
	Income (Expense)
h) Net sales:	2010	2009
Sales	34,220	26,470
Turnover tax	(873)	(695)
Hydrocarbon export withholdings	(1,498)	(1,127)
	31,849	24,648

	(Expense) income
	2010	2009
i) Other expense, net:
Accrual for pending lawsuits and other claims	(67)	(23)
Environmental remediation - YPF Holdings Inc.	(109)	(74)
Miscellaneous	153	80
	(23)	(17)

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administrative costs and assets, and construction activities.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Nine-month period ended September 30, 2010
Net sales to unrelated parties	3,502	24,807	1,620	601	-	30,530
Net sales to related parties	674	645	-	-	-	1,319
Net intersegment sales	13,065	1,217	1,369	237	(15,888)	-
Net sales	17,241	26,669	2,989	838	(15,888)	31,849
Operating income (loss)	5,147	2,722	585	(735)	(111)	7,608
Income on long-term investments	61	6	-	-	-	67
Depreciation	3,542	403	79	90	-	4,114
Acquisitions of fixed assets	4,140	950	326	92	-	5,508
Assets	25,251	13,511	2,427	5,313	(1,156)	45,346
Nine-month period ended September 30, 2009
Net sales to unrelated parties	3,416	18,546	1,354	355	-	23,671
Net sales to related parties	534	443	-	-	-	977
Net intersegment sales	10,764	818	747	175	(12,504)	-
Net sales	14,714	19,807	2,101	530	(12,504)	24,648

Operating income (loss)	4,021	1,134	394	(607)	22	4,964
(Loss) income on long-term investments	(26)	21	-	-	-	(5)
Depreciation	3,087	390	90	81	-	3,648
Acquisitions of fixed assets	2,516	610	89	128	-	3,343
Year ended December 31, 2009
Assets	24,133	11,393	2,066	3,439	(748)	40,283

Export sales, net of withholdings taxes for the nine-month periods ended September 30, 2010 and 2009 were 4,282 and 3,452, respectively. Export sales were mainly to the United States of America and Brazil.

5.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of September 30, 2010, the Company has accrued 2,565 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

-
Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has accrued an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

-
Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Secretariat of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109 based on the interpretation that YPF had purportedly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court's (“CSJN”) rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings were held for YPF’s witnesses. On August 12, 2008, the Appeal Court in Criminal Economic Matters rejected the statute of limitation argument opposed by YPF. Such decision was appealed by the Company. Upon the confirmation of the Antitrust Board’s decision given by the Chamber B, YPF has appealed that judgment by cassation and extraordinary appeals, because the Antitrust Board applied Law No. 22,262 and Chamber B applied Law No. 25,156. The latter mentioned rejected both appeals (cassation and extraordinary), consequently YPF presented complaint appeals against the cassation appeal, denied on December 18, 2008, and against the Extraordinary Appeal, denied on February 17, 2009. Regarding the administrative proceedings before the Antitrust Board, the evidence production period has ended, and on November 25, 2009, YPF presented its closing statement. On December 22, 2009, Chamber IV of the Court of Cassation rejected the appeal against the rejection of YPF’s statute of limitations argument by Chamber B of the National Court of Appeals in Criminal Economic Matters. The extraordinary appeal presented against this decision was denied on July 14, 2010. The extraordinary appeal, filed with the cassation appeal, is still pending before the CSJN. Furthermore, on December 21, 2009, YPF filed another claim concerning the statutes of limitations before the Antitrust Board. The Antitrust Board rejected the presentation and YPF appealed the decision.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Appeal Court in Criminal Economic Matters decisions tend to confirm the decisions made by the Antitrust Board.

-
Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

-	Natural gas market:

Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Also, through Resolution No. 1410/2010 of the National Gas Regulatory Authority (“ENARGAS”) approved the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe restrictions to the producers’ availability of natural gas. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a fortuitous case or force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect (the “Claims”). Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver or pay” clause of the contract for cutbacks accumulated as of September, 2007, for a total amount of US$ 93 million. These invoices have been rejected by the Company, assuming no responsibility. Furthermore, the above-mentioned companies had notified the formal start-up period of negotiations previous to any arbitration complaint. Although such period is overdue, the Company has not been notified of the initiation of the arbitration proceedings. Recently, YPF and Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. entered into a settlement agreement by which parties agreed to terminate and resign to all actions, rights or claims that constituted the object of the claims previously mentioned and YPF compensated them for an amount significantly lower than the amount originally claimed.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that the Company considers inappropriate, the payment of the “deliver or pay” penalties mentioned above. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it in which the plaintiff is claiming the fulfillment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. YPF has answered the mentioned claims. In the opinion of YPF’s Management the claims received up to date will not have a material adverse effect on future results of operations.

In addition, there are other claims in connection with the natural gas market in which YPF is party, which are not individually significant.

As of September 30, 2010, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

-	La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that the Company has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. YPF has also notified the Argentine Government that it will receive a citation, due to its obligation to indemnify the Company against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon YPF’s response to the complaint. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint. In addition, other 33 judicial claims related to similar matters have been brought against YPF amounting to approximately 17. Additionally, the Company is aware of the existence of other out of court claims which are based on similar allegations.

-	Environmental contingencies and other claims of YPF Holdings Inc.- a wholly owned subsidiary of YPF.

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of September 30, 2010, accruals for the environmental contingencies and other claims totaled approximately 574 YPF Holdings Inc.’s Management believes it has adequately accrued for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such accruals in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has accrued approximately 60 as of September 30, 2010, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediments deposits. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains in a pending state, these studies were substantially completed in 2005.

In addition:

-	YPF Holdings Inc. has been conducting similar studies under their own auspices for several years.

-
The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities have agreed the allocations of costs associated with the RIFS, based on a number of considerations.

-
 In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been hold, however, no agreement has been reached or is assured.

-
 In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has notified other companies in relation to the contamination of the Newark Bay. In August 2010, Tierra proposed to the other parties that for phase III of the Newark Bay RIFS the cost sharing be on a per capita basis. As of September 30, 2010, the parties are considering the proposal. Additionally, Tierra, acting on behalf of Occidental, is performing a separate RIFS to characterize sediment contamination and evaluate remediation, if necessary, in certain portions of the Hackensack River, the Arthur Kill River and the Kill van Kull River.

-
 In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin – contaminated sediment in the lower six–mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified. Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, alleging a contamination supposedly related to dioxin, DDT and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. The Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in September, 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs' motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February, 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and Tierra filed their responses. Resolution on these motions is still pending. DEP has not placed dollar amounts on all its claims, but it has (a) contended that a US$ 50 million cap on damages under one of the New  Jersey statutes should not be applicable, (b) alleged that it has incurred approximately US$ 113 million in past “cleanup and removal costs,” and is seeking an additional award between US$ 10 and US$ 20 million to fund a study to assess natural resource damages and, (c) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of costs and of other economic impacts. Simultaneously, a mediator began to prepare a work plan for an alternative dispute resolution process to be presented to the parties in November 2010.

-
 In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the legal and technical defects of the draft FFS to EPA, as did other interested parties. In light of these comments, EPA decided to initiate his review and informed that a revised remedy proposal will be forthcoming during the third quarter of 2011. Tierra will respond to any further EPA proposal as may be appropriate at that time.

-
 In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined to do so at this time, citing concerns with matters such as the FFS being revised by EPA as described above. In January 2008, the NOAA sent a letter to YPF S.A., YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible parties (“PRP”). Such letters have been responded, rejecting the designation as PRP. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement for one additional year, citing concerns arising from the Passaic River litigation.

-
 In June 2008, the EPA, Occidental, and Tierra entered into an AOC, pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which is scheduled to begin in 2011, encompasses the removal of 40,000 cubic yards of sediments and is expected to be completed at the beginning of 2012. The first phase estimated cost is approximately US$ 45 million. The second phase involves the removal of approximately 160,000 cubic yards of sediment. This second phase will start once the first phase is completed and after according with EPA certain development’s aspects related to it. Pursuant to the AOC, the EPA has required the constitution of a trust fund of US$ 80 million for the performance of the removal work. YPF Holdings Inc. originally accrued US$ 80 million with respect to this matter. As of September 30, 2010, US$ 22 million has been funded (thereby reducing the accrual in a similar amount). An additional US$ 10 million must be contributed every six months, until the completion of the US$ 80 million. Notwithstanding, during 2010, letters of credit to provide financial assurance have been issued, in order to avoid the restriction of additional funds pursuant to the AOC. During the removal action, contaminants not produced by the former Diamond Alkali plant, such as PCBs and mercury, will necessarily be removed along with dioxin. Although having recognized the estimated costs related to all works mentioned above, YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of September 30, 2010, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

As of September 30, 2010, there are approximately 260 accrued, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the agreement, and in addition certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently accrued.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement for which Tierra will pay US$ 5 million and will perform remediation works in three sites, with a total cost of approximately US$ 2 million.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Tierra has submitted work plans for additional sampling requested by the DEP and is presently awaiting DEP comments.

In March 2008, the DEP approved an interim response action work plan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. This Adjacent Property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The parties have responded and are awaiting discussion with the EPA as to the scope of activities. At this time, it is unknown if work beyond what was agreed to with the DEP will be required.

As of September 30, 2010, there are approximately 100 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts will need to be accrued.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has accrued a total of 53 as of September 30, 2010 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its accrual as may be necessary.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages, which could require future additional contributions. As of September 30, 2010, YPF Holdings Inc. has accrued 18 for its estimated share of future remediation activities associated with the Greens Bayou facility. Although the primary work was completed in 2009, some follow-up activities and operation and maintenance remain pending.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has accrued 5 as of September 30, 2010 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small. Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of September 30, 2010, YPF Holdings Inc. has accrued approximately 2 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of September 30, 2010, YPF Holdings Inc. has accrued 12 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and Vinyl Chloride Monomer (“VCM”), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current accruals for this matter. Maxus has paid approximately US$ 17 million to Occidental, and remains in discussions with Occidental regarding additional costs for US$ 0.2 million. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. As of September 30, 2010 YPF Holdings Inc. has accrued approximately 1 in respect to this matter.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and pursuant to the court decision, Maxus must pay on behalf of Occidental 15.96% of those costs incurred by one of the plaintiffs. That decision was appealed. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. As of September 30, 2010, YPF Holdings Inc. has accrued 15 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. accruals legal contingencies and environmental situations that are probable and can be reasonably estimated.

-	Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of the issuance of these financial statements.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

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Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties become involved and procedural grounds are resolved.

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Dock Sud environmental claims: A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)
Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed(“littispendentia”);

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

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Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata Refinery request: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 52 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF's privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata Refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF's privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

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Hydrocarbon’s concessions - Provincial claims: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual reach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges. On November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. As of the issuance date of these financial statements, YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending. On September 16, 2010, YPF submitted a presentation and requested the termination of this claim based on: (a) the amounts invested in the four areas between 2007 and 2010 and (b) the actions taken as regards the environmental matters.

-	Claims related to the gas market and others:

In addition to the information described under the title “Natural gas market” in this note, and in relation to the existence of clients with whom YPF has commitments to deliver natural gas which, as a result of the Restrictions, the Company has been forced to suspend totally or partially the corresponding deliveries, invoking the existence of force majeure or fortuitous event, and which constitute in some cases contingencies with possible outcome; the Company is also involved in the following litigations related to the natural gas market:

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Arbitration process initiated by Transportadora de Gas del Mercosur S.A. (“TGM”): YPF was notified of an arbitration process brought by TGM against YPF before the ICC, claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest, in connection with the payments of the invoices established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Companhía de Gás do Estado do Río Grande do Sul (“Sulgás”) of the natural gas export contract. Additionally, YPF registered a request for arbitration at the ICC against TGM, amongst others. TGM answered the arbitral complaint by requesting the rejection of all YPF claims and filed a counterclaim against YPF asking the arbitral tribunal: that YPF indemnifies TGM for all of the present and future damages derived from the termination of the natural gas transportation contract and the agreement entered into between the parties on October 2, 1998, by which YPF had agreed to pay TGM non-capitalizable irrevocable contributions as a compensation for the extension of the natural gas pipeline Proyecto Uruguayana; and that AESU/Sulgás be severally obliged to indemnify TGM for all the damages caused to TGM derived from the termination of the natural gas supply contract, in case AESU or Sulgas are declared responsible for that termination. Additionally, on July 10, 2009, TGM increased the amounts of its claim to US$ 17 million and claimed an additional amount of US$ 366 million as lost profit, a claim for which YPF believes it would not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal has been constituted and the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, among others, is solved. On the same date, TGM submitted a similar request. A ruling determining The Abitration Tribunal’s competence is still pending.

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Administrative presentation against Transportadora de Gas del Norte S.A. (“TGN”): On April 8, 2009, YPF filed a complaint against TGN before the ENARGAS, seeking the termination of the natural gas transportation contract with that company to transport natural gas associated with the natural gas export contract entered with AESU and other parties.  The termination of the contract with TGN is based on: (a) the impossibility of YPF to use and of TGN to render the natural gas transportation service due to the conjunction of (i) the termination of the natural gas contract with Sulgás/AESU and (ii) the legal impossibility of assigning the transportation contract to other parties under current regulatory framework, (b) the legal impossibility of TGN to render the transportation service on a firm basis according to the terms of the contract as a consequence of certain changes in the regulatory framework since 2004, and (c) the Hardship Provision (teoría de la imprevisión) as defined under Argentine law, upon the existence of extraordinary events which caused an excessive burden.

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National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Art. 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

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Users and Consumers´ association claim: the “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 315), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defenses) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

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Compañía Mega claim: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the event of force majeure. Despite the fact that the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingencies.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these financial statements, has considered them to be possible contingencies.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company's operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment, as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior to December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

 In addition to the hydrocarbon wells abandonment legal obligations for 4,544 as of September 30, 2010, the Company has accrued 483 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company's existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

c)	Contractual commitments and regulatory requirements:

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Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. In particular, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption and/or suspension, for any reason, except for physical force majeure event. The estimated losses for contracts in progress, if any, considering the compensations mentioned above, are charged to the income of the period or year in which are identified.

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Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 5.a), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription.

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe restrictions to the producers’ availability of natural gas, as follows. By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programmings do not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogrammings and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly liable for all producers in case any producer supplies natural gas in a deficient way.
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Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations established that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule 168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

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Other regulatory requirements: In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. In case the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the expiration or partial or total suspension of one or several export permits. The Secretariat of Energy limited preventively the exportable volumes of natural gas in a 20% by Note No. 1,009/2006. All of this is connected with the export authorization given by Resolution No. 167/1997 of the Secretariat of Energy (80% of the maximum exportable quantities still remain).

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution  No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

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Agreements for the extension of concessions: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years until November 2027 the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

Additionally, in 2008 and 2009, the Company entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions the Company undertook the following commitments upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions; and iv) to make Corporate Social Responsibility contributions to the Province of Neuquén in a total amount of US$ 23 million.

6.	OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a)	Fixed assets evolution.

b)	Cost of sales.

c)	Expenses incurred.

a)	Fixed assets evolution

	2010
	Cost
Main account	Amounts at beginning of year	Net translation effect (4)	Increases		Net decreases, reclassifications and transfers	Amounts at end of period

Land and buildings	3,206	-	15		122	3,343
Mineral property, wells and related equipment	61,501	13	36		2,364	63,914
Refinery equipment and petrochemical plants	10,847	-	9		256	11,112
Transportation equipment	1,973	-	7		-	1,980
Materials and equipment in warehouse	814	-	1,005		(751)	1,068
Drilling and work in progress	3,640	-	4,271		(2,661)	5,250
Exploratory drilling in progress	119	-	135		(57)	197
Furniture, fixtures and installations	884	-	4		46	934
Selling equipment	1,485	-	-		35	1,520
Other property	652	-	26		235	913
Total 2010	85,121	13	5,508	(1)	(411)	90,231
Total 2009	80,364	55	3,343	(5)	(460)	83,302

	2010							2009
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Accumulated at end of period	Net book value as of 09-30-10		Net book value as of 09-30-09		Net book value as of 12-31-09

Land and buildings	1,219	(11)	2%	58	1,266	2,077		1,933		1,987
Mineral property, wells and related equipment	45,162	(3)	(3)	3,501	48,660	15,254	(2)	16,127	(2)	16,339	(2)
Refinery equipment and petrochemical plants	7,102	(1)	4 - 10%	379	7,480	3,632		3,695		3,745
Transportation equipment	1,433	(8)	4 - 5%	49	1,474	506		536		540
Materials and equipment in warehouse	-	-	-	-	-	1,068		902		814
Drilling and work in progress	-	-	-	-	-	5,250		3,245		3,640
Exploratory drilling in progress	-	-	-	-	-	197		85		119
Furniture, fixtures and installations	674	-	10%	66	740	194		228		210
Selling equipment	1,176	-	10%	44	1,220	300		318		309
Other property	322	(8)	10%	17	331	582		311		330
Total 2010	57,088	(31)		4,114	61,171	29,060
Total 2009	52,291	(17)		3,648	55,922			27,380		28,033

(1)	Includes 26 corresponding to hydrocarbon wells abandonment costs for the nine-month period ended September 30, 2010.
(2)	Includes 1,075, 1,218 and 1,196 of mineral property as of September 30, 2010 and 2009 and December 31, 2009, respectively.
(3)	Depreciation has been calculated according to the unit of production method.
(4)	Includes the net effect of the exchange differences arising from the translation of foreign companies’ fixed assets net book values at beginning of the year.
(5)	Includes 102 for the extension of certain exploitation concessions in the Province of Neuquén, for the nine-month period ended September 30, 2009, (Note 5.c).

b)	Cost of sales
	For the nine-month periods ended September 30,
	2010	2009
Inventories at beginning of year	3,066	3,449
Purchases for the period	6,665	4,175
Production costs (Note 6.c)	14,626	12,232
Holding gains (losses) on inventories	467	(163)
Inventories at end of period	(3,958)	(2,997)
Cost of sales	20,866	16,696

c)	Expenses incurred

	For the nine-month periods ended September 30,
	2010					2009
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total

Salaries and social security taxes	1,149	320	209	48	1,726	1,320
Fees and compensation for services	138	299	37	4	478	421
Other personnel expenses	350	59	18	9	436	350
Taxes, charges and contributions	254	32	403	-	689	536
Royalties and easements	2,196	-	7	6	2,209	1,891
Insurance	111	6	18	-	135	158
Rental of real estate and equipment	363	3	57	-	423	399
Survey expenses	-	-	-	30	30	21
Depreciation of fixed assets	3,941	80	93	-	4,114	3,648
Industrial inputs, consumable materials and supplies	574	5	35	1	615	471
Operation services and other service contracts	1,274	50	113	-	1,437	1,427
Preservation, repair and maintenance	2,259	29	57	13	2,358	1,486
Contractual commitments	149	-	-	-	149	34
Unproductive exploratory drillings	-	-	-	45	45	292
Transportation, products and charges	760	-	969	-	1,729	1,481
Allowance for doubtful trade receivables	-	-	36	-	36	12
Publicity and advertising expenses	-	69	59	-	128	109
Fuel, gas, energy and miscellaneous	1,108	63	71	22	1,264	1,164
Total 2010	14,626	1,015	2,182	178	18,001
Total 2009	12,232	776	1,790	422		15,220

7.	RECENT EVENTS

In November 2010, the Company paid dividends of approximately 2,281. As of the date of the issuance of these condensed consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure, if applicable, which were not already considered in this note or elsewhere in the financial statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 26, 2010	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer